
10015701

Danske Bank

Announcement of financial results for the first quarter of 2010

May 4, 2010

Press release: Net profit of DKr0.8bn (€0.1bn) for the first quarter of 2010

Danske Bank today announced its financial results for the first quarter of 2010. The interim report is available at www.danskebank.com/reports. Highlights are shown below:

- The Danske Bank Group posted a net profit of DKr0.8bn (€0.1bn) for the first quarter of 2010. Difficult macroeconomic conditions in several of the Group's markets continued to have an adverse effect on results.
- Income fell 30% to DKr12.1bn (€1.6bn) from the level in the first quarter of 2009. The fall was expected and was due mainly to extraordinarily high net trading income in the first quarter of 2009.
- Expenses were down 7% from the year-earlier level. The fall was the result of tight cost control.
- Loan impairment charges amounted to DKr4.3bn (€0.6bn), against DKr8.0bn (€1.1bn) a year earlier, and thus continued their downward trend for the fifth consecutive quarter. Charges against facilities to corporate customers amounted to DKr2.9bn (€0.4bn) (with small and medium-sized enterprises accounting for DKr2.3bn (€0.3bn)), charges against facilities to financial counterparties to DKr0.4bn (€0.1bn), and charges against facilities to retail customers to DKr1.0bn (€0.1bn). Bank Package I accounted for DKr0.5bn (€0.1bn) of the charges.
- At March 31, 2010, the tier 1 capital and solvency ratios were 14.2% and 17.9%, respectively, against 14.1% and 17.8% at December 31, 2009.
- The Group supported its creditworthy customers throughout the first quarter. In Denmark, new lending, including renewals, to corporate and retail customers amounted to DKr4.9bn (€0.7bn) and DKr7.4bn (€1.0bn), respectively. A total of 89% of corporate loan applications and 94% of retail loan applications were approved during the period.
- In the first quarter of 2010, Danske Bank issued bonds worth DKr4.4bn (€0.6bn) with maturities of up to five years on the US and other markets. None of the bond issues are guaranteed by the Danish state.
- The year 2010 is expected to be another challenging year for the financial sector. The stabilisation of macroeconomic conditions is expected to continue throughout the year. There is much to indicate that unemployment will continue to rise, however. In view of the general economic climate, the level of loan impairment charges is likely to remain high in 2010, although not as high as in 2009.

"Macroeconomic conditions are improving. Impairment charges have seen a downward trend for five quarters in a row, and expenses are down," says Peter Straarup, Chairman of the Executive Board. "Total earnings are affected by the low level of interest rates, however. Lending remains largely unchanged with increasing retail customer demand."

Contacts:
Peter Straarup, Chairman of the Executive Board, tel. +45 45 14 60 01
Tonny Thierry Andersen, Chief Financial Officer, tel. +45 45 14 07 07
Martin Gottlob, Head of Investor Relations, tel. +45 45 14 07 92

View Danske Bank's interactive accounts at: www.danskebank.com/interactiveaccounts.

Danske Bank will hold a conference call on May 4, 2010. The conference call is scheduled for 2.30pm CET and will be webcast live here at www.danskebank.com.

This is a translation of a press release in the Danish language. In case of discrepancies, the Danish version prevails.

COMPANY ANNOUNCEMENT
MAY 4, 2010

File No. 082-01263

Danske Bank A/S –Rule 12g-3-2(b) filings

INTERIM REPORT – FIRST QUARTER 2010



Danske Bank

Interim Report – First Quarter 2010 is a translation of the original report in the Danish language *(Delårsrapport – 1. kvartal 2010)*. In case of discrepancies, the Danish version prevails.



FOKUS BANK
SAMPO PANKKI
ZAO DANSKE BANK RUSSIA
DANSKE BANK SWEDEN
SAMPO PANK
DANSKE BANK
DANICA PENSION
REALKREDIT DANMARK
NORDANIA LEASING
DANSKE MARKETS
DANSKE CAPITAL
DANSKE BANKA
DANSKE BANKAS
NORTHERN BANK
NATIONAL IRISH BANK
DANSKE BANK LONDON
DANSKE BANK HAMBURG
DANSKE BANK POLAND
DANSKE BANK INTERNATIONAL

OPERATIONS IN 14 COUNTRIES / 720 BRANCHES / 5 MILLION CUSTOMERS / 21,853 EMPLOYEES

Financial highlights – Danske Bank Group

INCOME STATEMENT (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Net interest income	6,007	7,227	83	6,007	6,765	6,625	6,907	7,227	27,524
Net fee income	2,048	1,763	116	2,048	2,077	1,918	1,920	1,763	7,678
Net trading income	2,379	7,479	32	2,379	1,961	3,886	4,918	7,479	18,244
Other income	1,050	647	162	1,050	872	703	861	647	3,083
Net income from insurance business	603	91	-	603	1,779	470	470	91	2,810
Total income	12,087	17,207	70	12,087	13,454	13,602	15,076	17,207	59,339
Expenses	6,423	6,896	93	6,423	7,184	6,338	8,489	6,896	28,907
Profit before loan impairment charges	5,664	10,311	55	5,664	6,270	7,264	6,587	10,311	30,432
Loan impairment charges	4,273	7,981	54	4,273	4,982	6,164	6,550	7,981	25,677
Profit before tax	1,391	2,330	60	1,391	1,288	1,100	37	2,330	4,755
Tax	622	777	80	622	883	517	865	777	3,042
Net profit for the period	769	1,553	50	769	405	583	-828	1,553	1,713
Attributable to minority interests	-	-14	-	-	-	-	-	-14	-14

BALANCE SHEET (END OF PERIOD) (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Due from credit institutions and central banks	231,222	206,842	112	231,222	202,356	301,880	261,928	206,842	202,356
Loans and advances	1,665,768	1,770,485	94	1,665,768	1,669,552	1,698,250	1,731,077	1,770,485	1,669,552
Repo loans	179,453	183,399	98	179,453	146,063	182,345	167,001	183,399	146,063
Trading portfolio assets	665,664	719,675	92	665,664	620,052	649,879	617,493	719,675	620,052
Investment securities	118,053	146,488	81	118,053	118,979	138,062	147,275	146,488	118,979
Assets under insurance contracts	207,112	182,403	114	207,112	196,944	196,482	188,382	182,403	196,944
Other assets	141,239	134,341	105	141,239	144,531	131,404	126,395	134,341	144,531
Total assets	3,208,511	3,343,633	96	3,208,511	3,098,477	3,298,302	3,239,551	3,343,633	3,098,477
Due to credit institutions and central banks	330,232	451,125	73	330,232	311,169	368,306	381,810	451,125	311,169
Deposits	763,532	796,449	96	763,532	803,932	803,077	782,460	796,449	803,932
Repo deposits	56,767	46,661	122	56,767	55,648	42,622	56,443	46,661	55,648
Bonds issued by Realkredit Danmark	550,303	511,118	108	550,303	517,055	536,442	521,981	511,118	517,055
Other issued bonds	517,394	562,128	92	517,394	514,601	575,237	564,134	562,128	514,601
Trading portfolio liabilities	468,012	514,475	91	468,012	380,567	456,675	430,456	514,475	380,567
Liabilities under insurance contracts	230,808	208,972	110	230,808	223,876	223,842	214,921	208,972	223,876
Other liabilities	108,343	95,171	114	108,343	110,968	108,175	104,527	95,171	110,968
Subordinated debt	81,471	58,027	140	81,471	80,002	83,578	83,402	58,027	80,002
Shareholders' equity	101,649	99,507	102	101,649	100,659	100,348	99,417	99,507	100,659
Total liabilities and equity	3,208,511	3,343,633	96	3,208,511	3,098,477	3,298,302	3,239,551	3,343,633	3,098,477

RATIOS AND KEY FIGURES	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Earnings per share (DKr)	1.1	2.3		1.1	0.6	0.8	-1.2	2.3	2.5
Diluted earnings per share (DKr)	1.1	2.3		1.1	0.6	0.8	-1.2	2.3	2.5
Return on average shareholders' equity (%)	3.0	6.3		3.0	1.6	2.3	-3.4	6.3	1.7
Cost/income ratio (%)	53.1	40.1		53.1	53.4	46.6	56.3	40.1	48.7
Solvency ratio (%)	17.9	12.9		17.9	17.8	16.3	16.1	12.9	17.8
Tier 1 capital ratio (%)	14.2	9.0		14.2	14.1	12.6	12.2	9.0	14.1
Share price (end of period) (DKr)	135.6	47.2		135.6	118.0	133.3	91.5	47.2	118.0
Book value per share (DKr)	147.0	143.8		147.0	145.8	145.7	144.1	143.8	145.8
Full-time-equivalent staff (end of period)	21,853	23,154		21,853	22,093	22,441	22,822	23,154	22,093

Overview

- The Danske Bank Group posted a net profit of DKr0.8bn for the first quarter of 2010. Difficult macroeconomic conditions in several of the Group's markets continued to have an adverse effect on results.

- Income fell 30% from the level in the first quarter of 2009 to DKr12.1bn. The fall was expected.
    - Net trading income fell 68% in relation to the extraordinarily high net trading income in the first quarter of 2009.
    - As forecast, net interest income declined in the first quarter because of lower short-term interest rates, lower lending, narrowing deposit margins and increasing long-term funding costs. The lending margins at the Group's banking activities continued to widen, but at a much slower pace than in 2009.

- Expenses were down 7% from the year-earlier level.
    - The fall was the result of tight cost control.
    - The number of full-time employees was 6% lower than at the end of the first quarter of 2009.

- Loan impairment charges amounted to DKr4.3bn, continuing their downward trend for the fifth consecutive quarter.
    - The level of loan impairment charges reflects the difficult market conditions, especially in Denmark and Ireland. The charges related mainly to small and medium-sized enterprises in a number of sectors, including the agricultural and property sectors, the latter primarily in Ireland.
    - Charges against facilities to corporate customers amounted to DKr2.9bn (with small and medium-sized enterprises accounting for DKr2.3bn), charges against facilities to financial counterparties to DKr0.4bn, and charges against facilities to retail customers to DKr1.0bn. Bank Package I accounted for DKr0.5bn of the charges.

- At March 31, 2010, the tier 1 capital and solvency ratios were 14.2% and 17.9%, respectively, against 14.1% and 17.8% at December 31, 2009.
    - Total assets rose DKr110bn in the first quarter owing to a larger volume of short-term repo loans used for liquidity management purposes as well as an increase in trading portfolio assets owing to higher fair values of interest rate contracts. Total lending was largely unchanged during the quarter, and the fall that took place throughout 2009 has thus stopped. Retail lending showed a slight increase, while corporate lending fell as corporate customers drew less on their credit facilities. Lending as a percentage of deposits and bonds issued by Realkredit Danmark rose to 116% from 114% at the end of 2009.
    - The Group supported its creditworthy customers throughout the first quarter. In Denmark, new lending, excluding repo loans, to corporate and retail customers amounted to DKr4.9bn and DKr7.4bn, respectively.

- In the first quarter of 2010, Danske Bank issued bonds worth DKr4.4bn with maturities of up to five years on the US and other markets. None of the bond issues are guaranteed by the Danish state.
    - Since the end of 2008, the Group has improved its Moody's liquidity curve significantly, and the curve is now positive for a considerably longer horizon than 12 months. The improvement reflects Danske Bank's issuance of long-dated bonds.
    - The Group's estimated funding need for 2010 is very modest compared with that of previous years.

- The year 2010 is expected to be another challenging year for the financial sector. The stabilisation of macroeconomic conditions is expected to continue throughout the year. There is much to indicate that unemployment will continue to rise, however. In view of the general economic climate, the level of loan impairment charges is likely to remain high in 2010, although not as high as in 2009.

First quarter 2010 against fourth quarter 2009

- Net profit rose 90%, reflecting tight cost control and lower loan impairment charges. Total income fell 10% owing in particular to lower net interest income in the first quarter of 2010 and extraordinarily high income from the Group's insurance business in the fourth quarter of 2009.

- As expected, net interest income declined 11%, or DKr0.8bn. The main reason for the decline was lower interest income at Realkredit Danmark after strong activity in the fourth quarter of 2009 from the refinancing of FlexLån® loans. In addition, the pressure on deposit margins continued in the first quarter of 2010 as a result of lower short-term interest rates and continued competition for deposits.

Financial results for the period

Economic activity rose in the second half of 2009, and the first months of 2010 also showed signs of gradual macroeconomic improvement and modest growth in most of the Group's markets. The recovery is still fragile, though, and based on substantial government stimulus in the form of debt-financed, expansionary fiscal and monetary measures.

The Danske Bank Group posted a net profit of DKr0.8bn for the first quarter of 2010. Difficult macroeconomic conditions in several of the Group's markets continued to have an adverse effect on results.


EARNINGS
(DKr bn)
8
7
6
5
4
3
2
1
0
Q1
Q2
Q3
Q4
Q1
2009
2010
Net trading income and net income from insurance business
Profit before loan and goodwill impairment charges, excl. net trading income, net income from insurance business and state guarantee commission

Income

Total income fell 30% from the level in the first quarter of 2009 to DKr12.1bn. The fall should be seen in light of the extraordinarily high net trading income in the first quarter of 2009.

Net interest income amounted to DKr6.0bn, a fall of 17% from the year-earlier figure. As forecast, net interest income declined because of lower short-term interest rates, lower lending, narrowing deposit margins and increasing long-term funding costs. The lending margins of the banking activities continued to widen, but at a much slower pace than in 2009.

Net fee income totalled DKr2.0bn, an improvement of 16%. The increase related primarily to the banking units' income from investing activities, which in the first quarter of 2010 benefited from customer activity in the capital and housing markets.

Other income was up DKr0.4bn owing to a refund of excess financial services employer tax paid in the years 2001-03.

The Group's insurance business generated a profit of DKr0.6bn, against a profit of DKr0.1bn a year earlier, on the strength of a return on investments of DKr0.4bn. The Group will decide whether to book the DKr0.6bn shadow account balance for prior years to income at the end of 2010.

Expenses

Expenses were down 7% from the level in the same period in 2009 as a result of tight cost control and, to some extent, the postponement of projects to later in the year.

The Group launched a number of group-wide initiatives to improve distribution channels and cut costs. The goal is to strengthen customer contact points and to streamline the organisation further.

To reach this goal, the Group is undertaking an extraordinarily large IT investment programme in 2010 and 2011. The programme is intended to ensure the launch of a number of new products and services and the innovative use of digital technology.

Expenses included the quarterly guarantee commission of DKr0.6bn paid to the Danish state under the state guarantee scheme (Bank Package I). The guarantee scheme expires on September 30, 2010.

PROFIT BEFORE LOAN IMPAIRMENT CHARGES (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Total Denmark	1,860	2,483	75	1,860	2,081	2,169	2,079	2,483	8,812
Total international	1,292	1,551	83	1,292	1,220	1,527	1,529	1,551	5,827
Total banking activities	3,152	4,034	78	3,152	3,301	3,696	3,608	4,034	14,639
Danske Markets	1,515	6,208	24	1,515	1,008	3,189	3,947	6,208	14,352
Danske Capital	176	147	120	176	196	131	240	147	714
Danica Pension	603	91	-	603	1,779	470	470	91	2,810
Other Activities	218	-169	-	218	27	-222	-261	-169	-625
Goodwill impairment charges	-	-	-	-	41	-	1,417	-	1,458
Profit before loan impairment charges	5,664	10,311	55	5,664	6,270	7,264	6,587	10,311	30,432

Business unit figures do not include goodwill impairment charges.

Loan impairment charges

Loan impairment charges amounted to DKr4.3bn, against DKr8.0bn a year earlier, and thus continued their downward trend for the fifth consecutive quarter.

Charges against facilities to corporate customers amounted to DKr2.9bn (with small and medium-sized enterprises accounting for DKr2.3bn), charges against facilities to financial counterparties to DKr0.4bn, and charges against facilities to retail customers to DKr1.0bn.

LOAN IMPAIRMENT CHARGES
(DKr m)


8,000
6,000
4,000
2,000
0
Q1
Q2
Q3
Q4
Q1
2009
2010

Charges against facilities to customers in default totalled DKr2.3bn, or 54% of total loan impairment charges. These customers are subject to debt collection, suspension of payments or bankruptcy, or have one or more facilities on which a payment is more than 90 days past due.

The remaining charges, which amounted to DKr2.0bn, comprised collective charges and charges against individual facilities to customers for which other evidence of financial difficulty exists.

LOAN IMPAIRMENT CHARGES (DKr m)	Q1 2010	Q1 2009
Banking Activities Denmark	2,790	2,885
Banking Activities Finland	125	385
Banking Activities Sweden	103	297
Banking Activities Norway	32	297
Banking Activities Northern Ireland	120	445
Banking Activities Ireland	1,089	1,473
Banking Activities Baltics	138	559
Other Banking Activities	-30	-66
Danske Markets	-97	1,698
Danske Capital	3	8
Total	4,273	7,981

Individual charges for the first quarter amounted to DKr3.7bn, against DKr6.4bn a year earlier, while collective charges totalled DKr0.6bn, against DKr1.6bn.

At Banking Activities Denmark, loan impairment charges totalled DKr2.8bn, against DKr2.9bn in the first quarter of 2009. The charges related mainly to small and medium-sized enterprises in a number of sectors, including the property, retail and agricultural sectors. Further collective charges were made against facilities to customers in the agricultural sector and retail customers in particular. The charges relating to retail customers totalled DKr0.7bn in the first quarter of 2010, against DKr0.8bn in the first quarter of 2009. The Group recognised a charge of DKr0.5bn for its commitment to cover the losses of distressed banks under Bank Package I. At Realkredit Danmark, charges were modest. In the first quarter of 2010, Realkredit Danmark made 64 foreclosures against 12 in the same period in 2009. At March 31, 2010, the total stock of foreclosed properties was a modest 81. The plunge in interest rates over the past year and substantial income increases deriving in part from tax cuts have stabilised the property market. Recent figures for property prices in Denmark show a slight rise during the second half of 2009 and the beginning of 2010.

At Banking Activities Sweden, Norway and Finland, loan impairment charges remained low and related to a few large corporate customers.

Loan impairment charges at Banking Activities Northern Ireland have shown a downward trend in recent quarters and amounted to DKr0.1bn in the first quarter of 2010, against DKr0.4bn in the first quarter of 2009. The region is hit hard by recession, but the public sector has helped stabilise the economy. The charges related mainly to facilities to customers in the property segment. Accumulated impairment charges as a percentage of lending were 4%.

Banking Activities Ireland recognised loan impairment charges of DKr1.1bn in the first quarter, against DKr1.5bn in the same period in 2009. Accumulated impairment charges as a percentage of lending stood at 11%. Some 82% of the charges related to facilities to customers in the property sector, and the level of charges remained high. This year, Irish banks will transfer property loans to the National Asset Management Agency (NAMA), and this is expected to help stabilise the financial sector in Ireland. The Group does not participate in NAMA. Charges are likely to remain high throughout 2010.

Loan impairment charges at Banking Activities Baltics amounted to DKr0.1bn, against DKr0.6bn in the first quarter of 2009. Accumulated impairment charges as a percentage of lending were 12%. The charges were lower than in the preceding quarters, reflecting a decline in individual charges. The Baltic economies will continue to suffer from recession in 2010. The Group's exposure to the region was relatively modest, amounting to about DKr28.3bn, or 1% of total credit exposure. The exposure to Latvia, the Baltic country hit hardest by the economic downturn, was less than DKr2.2bn.

Tax

Tax on the profit for the period amounted to DKr0.6bn. The tax charge is high relative to the profit for the period because of profits in countries with

higher tax rates than Denmark and losses in countries with lower tax rates than Denmark. Another reason for the high tax charge was losses in Ireland and other regions that have not been capitalised. The tax value of losses is capitalised only if it is likely that, in the future, the Group will book a taxable income that can absorb the tax-loss carryforwards.

First quarter 2010 against fourth quarter 2009

Profit before tax rose 8% in the first quarter of 2010 compared with the fourth-quarter 2009 figure. Lower impairment charges and expenses were the drivers of the increase and offset a decline in income. Lower net interest income in the first quarter of 2010 and extraordinarily high income from the Group's insurance business in the fourth quarter of 2009 caused the decline in income.

Net interest income fell 11%, or some DKr0.8bn. The fourth quarter of 2009 had seen strong activity within FlexLån® refinancing and an accumulated liquidity surplus on loans with monthly payments at Realkredit Danmark. These two factors contributed around DKr0.5bn to interest income in the fourth quarter of 2009 but were absent in the first quarter of 2010. Competition for deposits continued, and combined with lower short-term interest rates, this put pressure on deposit margins. Lending margins widened slightly, but significantly less than in 2009. Fewer interest days reduced net interest income by another DKr0.1bn.

Owing to an improved result from customer-driven activity and higher value adjustments of the bond portfolio, net trading income rose 21%.

Expenses were down 11% because of staff cuts and considerably lower project expenses than in the fourth quarter of 2009.

Although the Danish banking activities recorded a rise in charges, total loan impairment charges fell 14% from the level in the fourth quarter of 2009 as charges declined at units outside Denmark.

Balance sheet

LENDING (END OF PERIOD) (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Banking Activities Denmark	1,005,514	1,034,386	97	1,005,514	1,005,751	1,012,763	1,023,290	1,034,386	1,005,751
Other, Denmark	36,643	67,546	54	36,643	46,420	44,219	56,756	67,546	46,420
Total Denmark	1,042,157	1,101,932	95	1,042,157	1,052,171	1,056,982	1,080,046	1,101,932	1,052,171
Banking Activities Finland	156,970	169,178	93	156,970	157,810	162,066	166,158	169,178	157,810
Banking Activities Sweden	175,356	174,973	100	175,356	167,461	174,389	171,656	174,973	167,461
Banking Activities Norway	155,703	154,541	101	155,703	150,702	152,603	148,773	154,541	150,702
Banking Activities Northern Ireland	50,030	49,694	101	50,030	51,510	53,214	56,600	49,694	51,510
Banking Activities Ireland	75,599	80,035	94	75,599	76,601	77,866	78,831	80,035	76,601
Banking Activities Baltics	26,142	29,852	88	26,142	26,816	27,841	28,676	29,852	26,816
Other, international	21,454	32,644	66	21,454	20,790	24,351	28,483	32,644	20,790
Total international	661,254	690,917	96	661,254	651,690	672,330	679,177	690,917	651,690
Allowance account	37,643	22,364	168	37,643	34,309	31,062	28,146	22,364	34,309
Total lending	1,665,768	1,770,485	94	1,665,768	1,669,552	1,698,250	1,731,077	1,770,485	1,669,552

DEPOSITS AND BONDS ISSUED BY REALKREDIT DANMARK (END OF PERIOD) (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Banking Activities Denmark	328,153	315,274	104	328,153	317,080	315,376	313,547	315,274	317,080
Other, Denmark	89,022	179,982	49	89,022	150,036	169,758	152,089	179,982	150,036
Total Denmark	417,175	495,256	84	417,175	467,116	485,134	465,636	495,256	467,116
Banking Activities Finland	99,003	95,801	103	99,003	96,005	93,040	98,655	95,801	96,005
Banking Activities Sweden	76,791	59,294	130	76,791	74,263	65,716	59,692	59,294	74,263
Banking Activities Norway	65,201	51,514	127	65,201	62,709	57,250	54,422	51,514	62,709
Banking Activities Northern Ireland	44,807	42,807	105	44,807	45,914	45,959	49,240	42,807	45,914
Banking Activities Ireland	32,385	26,738	121	32,385	30,805	32,367	30,312	26,738	30,805
Banking Activities Baltics	17,818	15,442	115	17,818	17,073	14,889	15,529	15,442	17,073
Other, international	10,352	9,597	108	10,352	10,047	8,722	8,974	9,597	10,047
Total international	346,357	301,193	115	346,357	336,816	317,943	316,824	301,193	336,816
Total deposits	763,532	796,449	96	763,532	803,932	803,077	782,460	796,449	803,932
Bonds issued by Realkredit Danmark	550,303	511,118	108	550,303	517,055	536,442	521,981	511,118	517,055
Own holdings of Realkredit Danmark bonds	117,851	132,031	89	117,851	143,630	126,657	127,500	132,031	143,630
Total Realkredit Danmark bonds	668,154	643,149	104	668,154	660,685	663,099	649,481	643,149	660,685
Deposits and bonds issued by Realkredit Danmark	1,431,686	1,439,598	99	1,431,686	1,464,617	1,466,176	1,431,941	1,439,598	1,464,617
Lending as % of deposits and bonds issued by Realkredit Danmark	116.4	123.0	94.6	116.4	114.0	115.8	120.9	123.0	114.0

Lending

Total lending matched the level at the end of 2009. Retail lending showed a slight increase, while corporate lending fell as corporate customers drew less on their credit facilities.

Lending as a percentage of deposits and bonds issued by Realkredit Danmark rose to 116% from 114% at the end of 2009.

In Denmark, new lending, excluding repo loans, amounted to DKr12.3bn, including lending to retail customers of DKr7.4bn. New mortgage lending accounted for DKr3.2bn (net) of the total amount.

Credit exposure

At March 31, 2010, total credit exposure amounted to DKr3,129bn. Some DKr2,344bn derived from domestic and international lending activities, and DKr785bn from trading and investment activities.

Total credit exposure from lending activities also included amounts due from credit institutions and central banks, guarantees and irrevocable loan commitments. Credit exposure from lending activities is calculated inclusive of repo loans and after deduction of impairment charges.

Loan portfolio

Of total credit exposure, retail customers accounted for 36%, large corporate customers for 12%, small- and medium-sized enterprises for 27% and financial counterparties for 19%. The remaining part related to central banks and governments.

CREDIT EXPOSURE FROM LENDING ACTIVITIES (DKr m)	Mar. 31, 2010	Share of total (%)	Dec. 31, 2009	Share of total (%)
Banking Act. Denmark	1,087,318	46	1,109,062	48
Banking Act. Finland	189,724	8	193,155	9
Banking Act. Sweden	216,867	9	210,138	9
Banking Act. Norway	190,204	8	186,538	8
Banking Act. Northern Ireland	50,415	2	50,843	2
Banking Act. Ireland	70,302	3	72,942	3
Banking Act. Baltics	28,289	1	29,149	1
Other Banking Act.	39,823	2	50,391	2
Danske Markets	459,199	20	386,587	17
Danske Capital	11,774	1	12,615	1
Total	2,343,915	100	2,301,420	100

The Group supported both existing and new customers throughout the first quarter, but the demand for credit facilities continued to suffer from the cautious investment strategies of corporate customers and their continued focus on reducing the amount of working capital committed.

Retail customers

Credit exposure to retail customers, particularly for home financing, rose in the first quarter. A total of 94% of retail loan applications were approved during the period.

The credit quality of the retail loan portfolio generally benefited from lower interest rates and tax cuts in Denmark and Sweden. Rising unemployment and lower disposable incomes in Ireland and the Baltic countries had an adverse effect. Overall, retail customer credit quality has declined slightly over the past year.

The average loan-to-value (LTV) ratio for home loans was 70% at the end of the first quarter, against 69% at the end of 2009. Recent figures for house prices in Denmark show a slight rise during the second half of 2009 and the beginning of 2010.

Accumulated impairment charges against retail facilities amounted to 14% of total impairment charges and 0.6% of total retail credit exposure.

Corporate customers

Credit exposure to corporate customers rose slightly in the first quarter of 2010, but many sectors, particularly in Denmark, continued to see a slowdown in activity. The credit quality of large corporate customers improved, and 89% of corporate loan applications were approved during the period.

The slowdown in activity had a particularly adverse effect on the property sectors in Denmark, Ireland and the Baltic countries. Property developers in particular face financial difficulties, and the credit quality of this segment was adversely affected. Exposure to property developers amounted to DKr13.2bn at the end of the quarter, against DKr13.6bn at the end of 2009.

The Group continues to monitor the agricultural sector closely as it has been hurt by falling property values and earnings. The Danish government has introduced an agricultural package with land tax cuts, and the sector also benefits from the low interest rates. Credit exposure to agricultural customers amounted to DKr71bn, with DKr45bn deriving from loans provided by Realkredit Danmark. The average LTV ratio on agricultural properties mortgaged to Realkredit Danmark was 65%, against 64% at the end of 2009. Total impairment charges relating to facilities to the agricultural sector amounted to DKr1.6bn.

Accumulated impairment charges against corporate facilities amounted to 65% of total impairment charges and 3% of total corporate credit exposure.

Financial counterparties

In the first quarter of 2010, the Group increased its exposure to financial counterparties to DKr439bn. At December 31, 2009, the exposure was DKr409bn.

Allowance account

Accumulated impairment charges amounted to DKr40.9bn at March 31, 2010, against DKr37.1bn at December 31, 2009.

ALLOWANCE ACCOUNT (DKr m)	Mar. 31, 2010	Dec. 31, 2009
Banking Activities Denmark	16,662	13,496
Banking Activities Finland	2,580	2,545
Banking Activities Sweden	1,324	1,182
Banking Activities Norway	1,492	1,404
Banking Activities Northern Ireland	2,141	2,006
Banking Activities Ireland	8,093	7,002
Banking Activities Baltics	3,092	2,985
Other Banking Activities	344	1,261
Danske Markets	4,872	4,917
Danske Capital	290	297
Total	40,890	37,095

Impaired loans consisted of exposure in rating categories 11 and 10. Of total credit exposure, rating category 11 accounted for DKr30.0bn and rating category 10 for DKr29.7bn, against DKr30.6bn and DKr24.8bn at the end of 2009.

Rating category 11 covers exposures to customers which, according to the Group's definition, are in default. These customers are subject to debt collection, suspension of payments or bankruptcy, or have one or more facilities on which a payment is more than 90 days past due. Downgrading takes place even if the customer has provided adequate collateral.

Exposure net of collateral value in rating category 11, that is, exposure less impairment charges and the

value of collateral received, was DKr6.5bn, of which DKr0.9bn relates to Bank Package I. The net exposure equals the estimated amount of dividend distributable to the Group. Collateral received is measured at the current market value less deductions.

Rating category 10 covers exposure to customers not in default but for which other evidence of financial difficulty exists, including an estimated need for financial restructuring in the future. Most of these customers continue to service their loans in a timely manner.

EXPOSURE AT MAR. 31, 2010 (DKr bn)	Rating category 11	10
Credit exposure before impairment charges	50.5	45.0
Impairment charges	20.5	15.3
Credit exposure	30.0	29.7
Collateral value	23.5	18.6
Total unsecured exposure	6.5	11.1
Covered by collateral (%)	87.1	75.5

Total actual losses amounted to DKr1.1bn in the first quarter of 2010, against DKr5.3bn for the full year 2009.

Deposits and bonds issued by Realkredit Danmark

Total deposits declined 5% from the level at the end of 2009. The decline was due mainly to a fall in deposits placed with Danske Markets by institutional investors.

Deposits at Banking Activities Denmark increased 3%. Both retail and corporate deposits contributed to the increase. Excluding exchange rate effects, deposits at the banking activities outside Denmark matched the level at the end of 2009.

The market value of mortgage bonds issued to fund loans provided by Realkredit Danmark, including the Group's own holdings, rose 1% over the level at the end of 2009 and amounted to DKr668bn.

Trading and investment activities

Credit exposure from trading and investment activities rose from DKr741bn at December 31, 2009, to DKr785bn at March 31, 2010.

The rise was due mainly to an increase in the value of derivatives as lower money market rates led to higher fair values of conventional interest rate contracts. The Group has made agreements with many of its counterparties to net positive and negative market values. Including the effect of these agreements, the net exposure was very limited. Most of the net exposure is secured by collateral management agreements.

At DKr425bn, the bond portfolio matched the level at the end of 2009.

Most of the bond portfolio is liquid. It can be used as collateral for loans from central banks and thus forms part of the Group's liquidity reserve.

BOND PORTFOLIO (%)	Mar. 31, 2010	Dec. 31, 2009
Bonds guaranteed by central or local governments	30	24
Bonds issued by quasi-government institutions	2	2
Danish mortgage bonds	39	42
Swedish covered bonds	17	18
Other covered bonds	6	6
Short-dated bonds (CP etc.), primarily with banks	3	4
Credit bonds	4	4
Total holdings	100	100
Available-for-sale bonds included in preceding item	22	22

Solvency and capital

At March 31, 2010, the solvency ratio was 17.9%, with 14.2 percentage points deriving from tier 1 capital. The loan capital raised from the Danish state accounted for 3.1 percentage points of the solvency and tier 1 capital ratios. At DKr838bn, risk-weighted assets remained at the end-2009 level. At December 31, 2009, the solvency and tier 1 capital ratios were 17.8% and 14.1%, respectively.

Under Danish law, the Group must publish its ICAAP result on a quarterly basis (for further information, see www.danskebank.com/ir).

Liquidity

In the first quarter of 2010, Danske Bank issued bonds with maturities of up to five years on the US and other markets.

Danske Bank also issued covered bonds, primarily with maturities of more than seven years. There is still much unexploited potential in loans that can serve as collateral for such bonds.

The Group has not availed itself of the opportunity to issue state-guaranteed bonds since summer 2009.

One element of the Group's liquidity management is the 12-month liquidity curve. In its "Bank Financial Strength Ratings: Global Methodology", Moody's sets various classification requirements for banks' liquidity management. One requirement is that the 12-month liquidity curve must generally be positive. Liquidity calculations assume that the Group is cut off from the capital markets, among other factors. This implies that short- and long-dated bonds as well as subordinated debt are not refinanced at maturity.

12-MONTH LIQUIDITY

(DKr bn)


450
400
350
300
250
200
150
100
50
0
-50
-100
1 week
2 weeks
3 weeks
1 mth
2 mths
3 mths
4 mths
5 mths
6 mths
9 mths
12 mths
Dec. 31, 2008
Dec. 31, 2009
March 31, 2010

Since the end of 2008, the Group has improved its liquidity curve significantly, and the curve is now positive for a considerably longer horizon than 12 months. The improvement reflects Danske Bank's issuance of long-dated bonds.

The Group's estimated funding need for 2010 is very modest compared with that of previous years.

Ratings

Danske Bank retained its ratings in the first quarter of 2010.

All new bond issues from Realkredit Danmark carry Aaa and AAA ratings, the highest possible ratings awarded by Moody's and Standard & Poor's.

Bonds issued with a guarantee from the Danish state are rated AAA.

Regulation

Regulation and supervision of the global financial system have attracted much attention as a result of the financial crisis. The purpose is to ensure a more robust financial system.

Among the initiatives that affect the Group are a number of specific measures proposed by the EU to tighten requirements with effect in national legislation from the end of 2010. The proposals include higher capital requirements for the trading book and stricter rules for calculating large exposures. The Group does not expect the proposed measures to have any material effect on its future capital requirement or scope of business.

In February 2010, the European Commission published an exposure draft on new rules for liquidity requirements, harmonisation of capital definitions, leverage ratios, dynamic impairment charges and counter-cyclical capital buffers, among other things. The exposure draft is based partly on the consultative proposal issued by the Basel Committee on Banking Supervision in December 2009. Through its membership of the Danish Bankers Association and international interest groups, the Group has participated in preparing responses to the exposure draft and the consultative proposal. The European Commission is expected to present its final proposal at the end of 2010, with subsequent incorporation of the rules into local law at the end of 2012.

The new international rules may have a significant macroeconomic effect as a result of substantially higher costs for borrowers. The current proposal includes very tight liquidity requirements under which Danish mortgage bonds would not be considered liquid assets to a sufficient degree. This would result in special challenges for Danish banks and mortgage credit institutions and particularly for the stability of the exchange rate policy.

The Group finds it very important that the new rules do not adversely affect the well-functioning Danish mortgage finance system. The overall effect on the operations and lending capacity of banks and mortgage credit institutions should be clarified before implementation and requirements are recalibrated in order to avoid unintentional consequences that could be critical for the sector or the economy.

Expiry of the state guarantee

In mid-April, the Danish government proposed legislation on the handling of distressed banks after the expiry of the general state guarantee.

The draft legislation would set up a scheme allowing distressed banks to transfer continuing assets at current realisable value to the government-owned Financial Stability Company. Losses incurred on the resale of the assets are guaranteed by a new unit of the Danish Guarantee Fund for Depositors and Investors funded through guarantee commitments from the sector totalling DKr3.2bn. Each financial institution's share of the commitment to cover losses will be the same as its share of the commitment to cover the losses of the Guarantee Fund under the deposit guarantee scheme. The annual payment of each financial institution cannot exceed 0.2% of the total deposits of the sector, however. Danske Bank's share of the commitment to cover the losses of the Guarantee Fund is expected to be around one third.

Upon the expiry of the state guarantee scheme, Danske Bank's commitment to pay an annual guarantee commission of DKr2.5bn and its commitment to cover the losses of distressed banks under the scheme will expire. The regulatory changes are expected to reduce Danske Bank's expenses for the losses of distressed banks.

Changes to the Board of Directors

Henning Christophersen (70) and Niels Christian Nielsen (68) resigned from the Board of Directors at the annual general meeting on March 23, 2010.

Alf Duch-Pedersen, Eivind Kolding, Peter Højland, Mats Jansson, Sten Scheibye, Majken Schultz, Claus Vastrup and Birgit Aagaard-Svendsen were re-elected to the Board. Ole Gjessø Andersen and Michael Fairey were elected as new members of the Board.

Immediately after the general meeting, the Board of Directors re-elected Alf Duch-Pedersen as chairman and Eivind Kolding as vice chairman.

Danske Bank's employees held a ballot to elect their representatives to the Board of Directors. Helle Brøndum, Charlotte Hoffmann and Per Alling Toubro were re-elected, and Susanne Arboe and Carsten Eilertsen were elected as new members.

Details of the composition of the Board of Directors and the board committees are available at www.danskebank.com/cg.

Outlook for 2010

The Group expects 2010 to be a challenging year for the financial sector, the Danske Bank Group and its customers. Recent macroeconomic indicators offer hope that the business environment will gradually improve, however.

Danish GDP growth in 2010 is estimated at around 1.8%. The Group expects similar growth rates in its other markets except Ireland, which is expected to see zero growth, and the Baltic countries, whose GDPs are likely to contract. Recent figures for house prices in Denmark show a slight rise during the second half of 2009 and the beginning of 2010. The rate of increase is likely to decline in step with the expected rise in interest rates, however. A similarly positive trend is forecast for Norway and Finland. Swedish house prices are forecast to be unchanged, while Ireland and Northern Ireland are likely to see a fall in house prices.

Short-term money market rates are expected to rise about 0.5 of a percentage point in Denmark and by the same amount on average in the Group's other markets.

Unemployment rose in the Group's principal markets in 2009, and this trend is expected to continue throughout 2010, although at a slower pace than previously feared. Combined with falling house prices, the rise in unemployment has caused the financial situation of many households to deteriorate. Despite low interest rates, slightly rising property prices and the Danish tax reform, the credit quality of the retail segment is thus forecast to deteriorate further in 2010. Corporate customers are likely to see their creditworthiness improve gradually, although a few sectors, agriculture for example, may continue to occasion rising impairment charges.

The performance of market-related activities – in Danske Markets, Danske Capital and Danica Pension – will depend greatly on trends in the financial markets, including the level of securities prices at the end of the year. The extraordinarily high level of income of 2009 is unlikely to continue into 2010.

The level of expenses is expected to be lower in 2010 than in 2009. The Group will continue to focus on cost control. IT investments in product development and the improvement of processes and customer-facing functionality will remain high in 2010.

Loan impairment charges are likely to remain high in 2010, although not as high as in 2009.

Robust banking activities, tight cost control and a strong focus on risk, liquidity and capital management combined with the massive capital buffer give the Group a solid foundation for its operations.

Business units

INCOME (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Banking Activities Denmark	4,627	5,522	84	4,627	5,254	5,179	5,322	5,522	21,277
Other banking activities in Denmark	418	227	184	418	246	227	264	227	964
Total Denmark	5,045	5,749	88	5,045	5,500	5,406	5,586	5,749	22,241
Banking Activities Finland	957	1,281	75	957	1,035	1,079	1,182	1,281	4,577
Banking Activities Sweden	748	616	121	748	700	718	742	616	2,776
Banking Activities Norway	832	902	92	832	942	901	875	902	3,620
Banking Activities Northern Ireland	397	398	100	397	442	419	436	398	1,695
Banking Activities Ireland	312	389	80	312	288	287	361	389	1,325
Banking Activities Baltics	192	213	90	192	186	177	186	213	762
Other non-Danish banking activities	101	93	109	101	98	104	103	93	398
Total international	3,539	3,892	91	3,539	3,691	3,685	3,885	3,892	15,153
Danske Markets	2,207	7,031	31	2,207	1,663	3,811	4,733	7,031	17,238
Danske Capital	414	388	107	414	492	373	475	388	1,728
Danica Pension	603	91	-	603	1,779	470	470	91	2,810
Other Activities	279	56	-	279	329	-143	-73	56	169
Total Group	12,087	17,207	70	12,087	13,454	13,602	15,076	17,207	59,339

Banking Activities caters to all types of retail and corporate customers. The finance centres serve large businesses and private banking customers. Mortgage finance operations in Denmark are carried out through Realkredit Danmark. Real-estate agency operations are conducted by the "home", Skandia Mäklarna and Fokus Krogsveen real-estate agency chains. The figures for the Group's property finance operations are aggregated in the figures for its banking activities.

Danske Markets is responsible for the Group's activities in the financial markets. Trading activities include trading in fixed-income products, foreign exchange and equities. Danske Markets provides financial products, advisory services on mergers and acquisitions, and assistance with equity and debt issues in the international financial markets to large corporate customers and institutional clients. Group Treasury is responsible for strategic fixed-income, foreign exchange and equity portfolios and serves as the Group's internal bank. Institutional banking covers facilities with international financial institutions outside the Nordic region. Facilities with Nordic financial institutions form part of the banking activities.

Danske Capital develops and sells asset and wealth management products and services. They are marketed through the banking units and directly to businesses, institutional clients and external distributors. Danske Capital also supports the advisory and asset management activities of the banking units. Through Danske Bank International in Luxembourg, it provides international private banking services to clients outside the Group's home markets. Danske Capital is represented in Denmark, Sweden, Norway, Finland, Estonia, Lithuania and Luxembourg.

Danica Pension is responsible for the Group's activities in the life insurance and pensions market. Danica Pension targets both personal and corporate customers. Its products are marketed through a range of distribution channels within the Group, primarily banking units and Danica Pension's own insurance brokers and advisers. Danica Pension offers two market-based products: *Danica Balance* and *Danica Link.* These products allow customers to select their own investment profiles, and the return on savings depends on market trends. Furthermore, Danica Pension offers *Danica Traditionel.* This product does not offer individual investment profiles, and Danica Pension sets the rate of interest on policyholders' savings.

Other Activities covers the Group's support functions, real property activities, and eliminations, including the elimination of returns on own shares.


BRANCHES
720

Banking Activities

BANKING ACTIVITIES (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Net interest income	5,900	7,148	83	5,900	6,622	6,554	6,778	7,148	27,102
Net fee income	1,687	1,494	113	1,687	1,668	1,627	1,630	1,494	6,419
Net trading income	242	373	65	242	198	232	312	373	1,115
Other income	755	626	121	755	703	678	751	626	2,758
Total income	8,584	9,641	89	8,584	9,191	9,091	9,471	9,641	37,394
Goodwill impairment charges	-	-	-	-	41	-	1,417	-	1,458
State guarantee commission (Bank Package I)	625	625	100	625	625	625	625	625	2,500
Other expenses	4,807	4,982	96	4,807	5,265	4,770	5,238	4,982	20,255
Expenses	5,432	5,607	97	5,432	5,931	5,395	7,280	5,607	24,213
Profit before loan impairment charges	3,152	4,034	78	3,152	3,260	3,696	2,191	4,034	13,181
Impairment charges under the state guarantee	463	256	181	463	409	364	583	256	1,612
Other loan impairment charges	3,904	6,019	65	3,904	3,779	5,767	5,309	6,019	20,874
Loan impairment charges	4,367	6,275	70	4,367	4,188	6,131	5,892	6,275	22,486
Profit before tax	-1,215	-2,241	-	-1,215	-928	-2,435	-3,701	-2,241	-9,305
Loans and advances (end of period)	1,664,149	1,715,437	97	1,664,149	1,654,257	1,681,302	1,695,471	1,715,437	1,654,257
Allowance account, total (end of period)	35,728	18,156	197	35,728	31,881	28,746	23,667	18,156	31,881
Deposits (end of period)	669,005	610,598	110	669,005	648,140	628,044	624,933	610,598	648,140
Bonds issued by Realkredit Danmark (end of period)	668,154	643,149	104	668,154	660,685	663,099	649,481	643,149	660,685
Allocated capital (avg.)	67,399	72,328	93	67,399	68,194	69,401	70,867	72,328	70,184
Profit before loan impairment charges as % p.a. of allocated capital	18.7	22.3		18.7	19.1	21.3	12.4	22.3	18.8
Pre-tax profit as % p.a. of allocated capital (ROE)	-7.2	-12.4		-7.2	-5.4	-14.0	-20.9	-12.4	-13.3
Cost/income ratio (%)	63.3	58.2		63.3	64.5	59.3	76.9	58.2	64.8
Cost/income ratio, excluding goodwill impairment charges (%)	63.3	58.2		63.3	64.1	59.3	61.9	58.2	60.9

- Profit before loan impairment charges, adjusted for the guarantee commission under Bank Package I, was DKr3.8bn
- Net interest income declined as a result of lower lending, narrowing deposit margins and long-term funding costs
- Tight cost control brought total expenses down 3%
- Loan impairment charges remained high

Market conditions

The global economy improved modestly in the first three months of 2010. The recovery remains fragile, however.

The markets of the Group's banking activities also saw modest, export-driven growth in the first quarter.

Financial summary

At DKr5.9bn, net interest income declined 17% from the year-earlier figure as a result of lower lending, narrowing deposit margins and long-term funding costs. Lending margins at the banking activities continued to widen in the first quarter of 2010, but at a much slower pace.

Compared with the fourth quarter 2009 figure, net interest income declined 11%. Continued pressure on deposit margins because of lower central bank rates and competition for deposits was the reason for the decline. Banking Activities Denmark accounted for the largest part of the fall in total net interest income generated by the banking activities. Competition was intense in all the Nordic markets, especially for new loans to large corporate customers. Both domestic and international banks and brokerages are seeking to gain market shares. The regular repricing of the loan portfolio has thus far allowed the Group to maintain its lending margins on the entire loan portfolio.

Net fee income totalled DKr1.7bn, an improvement of 13%. The key driver was investment-related income from strong activity in the capital and housing markets in the first quarter, especially in Denmark and Sweden.

Net trading income declined DKr0.1bn from the year-earlier figure. Negative net trading income at Realkredit Danmark was the main reason for this decline. The plunge in interest rates in the first quarter of 2009 led to extraordinarily large value adjustments that were not repeated in the first quarter of 2010.

The total expenses of the banking activities fell 3% from the year-earlier figure, reflecting tight cost control.

Loan impairment charges declined 30% from the level in the first quarter of 2009. The steady decline throughout 2009 continued in the first three months of 2010 owing to substantially lower charges at all banking units except Danske Bank Denmark. Loan impairment charges remained high at Banking Activities Ireland, however.

Compared with the fourth quarter 2009 figure, loan impairment charges rose DKr0.2bn, or 4%. The rise was caused primarily by higher charges in Denmark. The charges related mainly to small and medium-sized enterprises in a number of sectors, including the property, retail and agricultural sectors. Banking Activities Baltics recorded a drop in loan impairment charges of DKr0.5bn.

The increase in the delinquency rate on Realkredit Danmark loans reached a plateau in the first quarter of 2010. Yet the number of past due payments indicates that the higher level of impairment charges will continue for some time. The three-month delinquency rate was 0.84% at March 31, 2010, down from 1.02% at January 1, 2010.

Macroeconomic outlook

The improvement of the global economy is likely to continue and to have a positive effect on the Group's banking activities in 2010.

Unemployment is forecast to continue upwards in the Group's markets in 2010, however. Consumer spending in Denmark is forecast to grow, primarily because of lower FlexLån® interest rates and tax cuts.

Danish GDP is estimated to grow around 1.8% in 2010. The Group expects similar growth rates in its other markets except Ireland, which is expected to see zero growth, and the Baltic countries, whose GDPs are likely to contract.

Recent figures for property prices in Denmark show a slight rise during the second half of 2009 and the beginning of 2010. The rate of increase is likely to decline in step with the expected rise in interest rates, however. A rise in property prices is forecast for Norway and Finland. Swedish property prices are forecast to be unchanged, while Ireland and Northern Ireland are likely to see a fall in property prices.

Loan impairment charges are likely to remain high in 2010, although not as high as in 2009.

MARKET SHARE OF LENDING (%)	Mar. 31, 2010	Mar. 31, 2009
Denmark (incl. mortgage loans)	28.3	29.4
Finland	12.3	13.6
Sweden	5.8	6.6
Norway	5.6	6.3
Ireland	4.4	4.8

MARKET SHARE OF DEPOSITS (%)	Mar. 31, 2010	Mar. 31, 2009
Denmark	30.4	29.1
Finland	12.3	11.9
Sweden	5.8	5.2
Norway	4.7	4.4
Ireland	3.3	3.1

BANKING ACTIVITIES DENMARK (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Net interest income	3,421	4,211	81	3,421	4,049	3,901	3,963	4,211	16,124
Net fee income	986	854	115	986	950	923	931	854	3,658
Net trading income	96	233	41	96	20	139	147	233	539
Other income	124	224	55	124	235	216	281	224	956
Total income	4,627	5,522	84	4,627	5,254	5,179	5,322	5,522	21,277
State guarantee commission (Bank Package I)	625	625	100	625	625	625	625	625	2,500
Other expenses	2,164	2,403	90	2,164	2,514	2,405	2,628	2,403	9,950
Expenses	2,789	3,028	92	2,789	3,139	3,030	3,253	3,028	12,450
Profit before loan impairment charges	1,838	2,494	74	1,838	2,115	2,149	2,069	2,494	8,827
Impairment charges under the state guarantee	463	256	181	463	409	364	583	256	1,612
Other loan impairment charges	2,327	2,629	89	2,327	1,759	2,535	1,514	2,629	8,437
Loan impairment charges	2,790	2,885	97	2,790	2,168	2,899	2,097	2,885	10,049
Profit before tax	-952	-391	-	-952	-53	-750	-28	-391	-1,222
Loans and advances (end of period)	1,005,514	1,034,386	97	1,005,514	1,005,751	1,012,763	1,023,290	1,034,386	1,005,751
Allowance account, total (end of period)	16,662	8,251	202	16,662	13,496	11,815	9,927	8,251	13,496
Deposits (end of period)	328,153	315,274	104	328,153	317,080	315,376	313,547	315,274	317,080
Bonds issued by Realkredit Danmark (end of period)	668,154	643,149	104	668,154	660,685	663,099	649,481	643,149	660,685
Allocated capital (avg.)	37,169	40,002	93	37,169	37,350	37,896	38,687	40,002	38,475
Profit before loan impairment charges as % p.a. of allocated capital	19.8	24.9		19.8	22.7	22.7	21.4	24.9	22.9
Pre-tax profit as % p.a. of allocated capital (ROE)	-10.2	-3.9		-10.2	-0.6	-7.9	-0.3	-3.9	-3.2
Cost/income ratio (%)	60.3	54.8		60.3	59.7	58.5	61.1	54.8	58.5

At January 1, 2010, operating leases were transferred from Banking Activities Denmark to Other Banking Activities. The change had no effect on profit before tax, but caused a transfer of income and expenses of about DKr150m on a quarterly basis from Banking Activities Denmark to Other Banking Activities. Comparative figures have not been restated.

BANKING ACTIVITIES FINLAND (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Net interest income	570	921	62	570	628	679	787	921	3,015
Net fee income	279	263	106	279	292	282	273	263	1,110
Net trading income	20	13	154	20	18	2	38	13	71
Other income	88	84	105	88	97	116	84	84	381
Total income	957	1,281	75	957	1,035	1,079	1,182	1,281	4,577
Expenses	818	879	93	818	891	761	859	879	3,390
Profit before loan impairment charges	139	402	35	139	144	318	323	402	1,187
Loan impairment charges	125	385	32	125	-111	554	895	385	1,723
Profit before tax	14	17	82	14	255	-236	-572	17	-536
Profit before tax in local currency (€)	2	2	100	2	34	-31	-77	2	-72
Loans and advances (end of period)	156,970	169,178	93	156,970	157,810	162,066	166,158	169,178	157,810
Allowance account, total (end of period)	2,580	1,661	155	2,580	2,545	3,021	2,551	1,661	2,545
Deposits (end of period)	99,003	95,801	103	99,003	96,005	93,040	98,655	95,801	96,005
Allocated capital (avg.)	6,758	7,774	87	6,758	7,013	7,317	7,523	7,774	7,404
Profit before loan impairment charges as % p.a. of allocated capital	8.2	20.7		8.2	8.2	17.4	17.2	20.7	16.0
Pre-tax profit as % p.a. of allocated capital (ROE)	0.8	0.9		0.8	14.5	-12.9	-30.4	0.9	-7.2
Cost/income ratio (%)	85.5	68.6		85.5	86.1	70.5	72.7	68.6	74.1

BANKING ACTIVITIES SWEDEN (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Net interest income	538	456	118	538	489	532	520	456	1,997
Net fee income	167	130	128	167	175	155	182	130	642
Net trading income	32	21	152	32	22	20	23	21	86
Other income	11	9	122	11	14	11	17	9	51
Total income	748	616	121	748	700	718	742	616	2,776
Goodwill impairment charges	-	-	-	-	16	-	-	-	16
Other expenses	372	341	109	372	402	359	395	341	1,497
Expenses	372	341	109	372	418	359	395	341	1,513
Profit before loan impairment charges	376	275	137	376	282	359	347	275	1,263
Loan impairment charges	103	297	35	103	-12	109	115	297	509
Profit before tax	273	-22	-	273	294	250	232	-22	754
Profit before tax in local currency (SKr)	364	-33	-	364	409	347	332	-33	1,055
Loans and advances (end of period)	175,356	174,973	100	175,356	167,461	174,389	171,656	174,973	167,461
Allowance account, total (end of period)	1,324	976	136	1,324	1,182	1,240	1,082	976	1,182
Deposits (end of period)	76,791	59,294	130	76,791	74,263	65,716	59,692	59,294	74,263
Allocated capital (avg.)	7,908	8,484	93	7,908	8,138	8,123	8,184	8,484	8,231
Profit before loan impairment charges as % p.a. of allocated capital	19.0	13.0		19.0	13.9	17.7	17.0	13.0	15.3
Pre-tax profit as % p.a. of allocated capital (ROE)	13.8	-1.0		13.8	14.4	12.3	11.3	-1.0	9.2
Cost/income ratio (%)	49.7	55.4		49.7	59.7	50.0	53.2	55.4	54.5

BANKING ACTIVITIES NORWAY (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Net interest income	589	666	88	589	678	674	648	666	2,666
Net fee income	89	90	99	89	88	86	78	90	342
Net trading income	32	49	65	32	57	18	34	49	158
Other income	122	97	126	122	119	123	115	97	454
Total income	832	902	92	832	942	901	875	902	3,620
Expenses	459	451	102	459	458	445	453	451	1,807
Profit before loan impairment charges	373	451	83	373	484	456	422	451	1,813
Loan impairment charges	32	297	11	32	102	210	67	297	676
Profit before tax	341	154	221	341	382	246	355	154	1,137
Profit before tax in local currency (NKr)	371	184	202	371	431	288	421	184	1,324
Loans and advances (end of period)	155,703	154,541	101	155,703	150,702	152,603	148,773	154,541	150,702
Allowance account, total (end of period)	1,492	1,110	134	1,492	1,404	1,413	1,168	1,110	1,404
Deposits (end of period)	65,201	51,514	127	65,201	62,709	57,250	54,422	51,514	62,709
Allocated capital (avg.)	7,562	7,705	98	7,562	7,545	7,551	7,873	7,705	7,668
Profit before loan impairment charges as % p.a. of allocated capital	19.7	23.4		19.7	25.7	24.2	21.4	23.4	23.6
Pre-tax profit as % p.a. of allocated capital (ROE)	18.0	8.0		18.0	20.3	13.0	18.0	8.0	14.8
Cost/income ratio (%)	55.2	50.0		55.2	48.6	49.4	51.8	50.0	49.9

BANKING ACTIVITIES NORTHERN IRELAND (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Net interest income	296	326	91	296	337	336	316	326	1,315
Net fee income	73	70	104	73	75	76	75	70	296
Net trading income	18	-	-	18	29	4	39	-	72
Other income	10	2	-	10	1	3	6	2	12
Total income	397	398	100	397	442	419	436	398	1,695
Expenses	262	316	83	262	261	267	282	316	1,126
Profit before loan impairment charges	135	82	165	135	181	152	154	82	569
Loan impairment charges	120	445	27	120	164	371	419	445	1,399
Profit before tax	15	-363	-	15	17	-219	-265	-363	-830
Profit before tax in local currency (£)	2	-45	-	2	2	-27	-30	-45	-100
Loans and advances (end of period)	50,030	49,694	101	50,030	51,510	53,214	56,600	49,694	51,510
Allowance account, total (end of period)	2,141	1,080	198	2,141	2,006	1,843	1,575	1,080	2,006
Deposits (end of period)	44,807	42,807	105	44,807	45,914	45,959	49,240	42,807	45,914
Allocated capital (avg.)	1,894	1,947	97	1,894	1,867	2,004	1,988	1,947	1,951
Profit before loan impairment charges as % p.a. of allocated capital	28.5	16.8		28.5	38.8	30.3	31.0	16.8	29.2
Pre-tax profit as % p.a. of allocated capital (ROE)	3.2	-74.6		3.2	3.6	-43.7	-53.3	-74.6	-42.5
Cost/income ratio (%)	66.0	79.4		66.0	59.0	63.7	64.7	79.4	66.4

BANKING ACTIVITIES IRELAND (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Net interest income	274	339	81	274	243	242	316	339	1,140
Net fee income	26	33	79	26	28	32	33	33	126
Net trading income	11	15	73	11	13	10	11	15	49
Other income	1	2	50	1	4	3	1	2	10
Total income	312	389	80	312	288	287	361	389	1,325
Expenses	215	231	93	215	328	210	241	231	1,010
Profit before loan impairment charges	97	158	61	97	-40	77	120	158	315
Loan impairment charges	1,089	1,473	74	1,089	1,187	1,232	1,346	1,473	5,238
Profit before tax	-992	-1,315	-	-992	-1,227	-1,155	-1,226	-1,315	-4,923
Profit before tax in local currency (€)	-133	-177	-	-133	-165	-155	-164	-177	-661
Loans and advances (end of period)	75,599	80,035	94	75,599	76,601	77,866	78,831	80,035	76,601
Allowance account, total (end of period)	8,093	3,269	248	8,093	7,002	5,835	4,606	3,269	7,002
Deposits (end of period)	32,385	26,738	121	32,385	30,805	32,367	30,312	26,738	30,805
Allocated capital (avg.)	2,941	3,307	89	2,941	3,089	3,177	3,265	3,307	3,209
Profit before loan impairment charges as % p.a. of allocated capital	13.2	19.1		13.2	-5.2	9.7	14.7	19.1	9.8
Pre-tax profit as % p.a. of allocated capital (ROE)	-134.9	-159.1		-134.9	-158.9	-145.4	-150.2	-159.1	-153.4
Cost/income ratio (%)	68.9	59.4		68.9	113.9	73.2	66.8	59.4	76.2

BANKING ACTIVITIES BALTICS (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Net interest income	122	143	85	122	110	105	130	143	488
Net fee income	40	32	125	40	36	32	36	32	136
Net trading income	26	35	74	26	31	33	17	35	116
Other income	4	3	133	4	9	7	3	3	22
Total income	192	213	90	192	186	177	186	213	762
Goodwill impairment charges	-	-	-	-	-	-	1,417	-	1,417
Other expenses	87	98	89	87	101	89	100	98	388
Expenses	87	98	89	87	101	89	1,517	98	1,805
Profit before loan impairment charges	105	115	91	105	85	88	-1,331	115	-1,043
Loan impairment charges	138	559	25	138	613	714	839	559	2,725
Profit before tax	-33	-444	-	-33	-528	-626	-2,170	-444	-3,768
Loans and advances (end of period)	26,142	29,852	88	26,142	26,816	27,841	28,676	29,852	26,816
Allowance acc., total (end of period)	3,092	966	-	3,092	2,985	2,460	1,783	966	2,985
Deposits (end of period)	17,818	15,442	115	17,818	17,073	14,889	15,529	15,442	17,073
Allocated capital (avg.)	1,179	1,512	78	1,179	1,232	1,293	1,416	1,512	1,362
Profit before loan impairment charges as % p.a. of allocated capital	35.6	30.4		35.6	27.6	27.2	-	30.4	-76.6
Pre-tax profit, % p.a. of alloc. cap. (ROE)	-11.2	-117.5		-11.2	-171.4	-193.7	-	-117.5	-276.7
Cost/income ratio, excluding goodwill impairment charges (%)	45.3	46.0		45.3	54.3	50.3	53.8	46.0	50.9

PROFIT BEFORE LOAN AND GOODWILL IMPAIRMENT CHARGES (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Estonia	69	109	63	69	61	55	83	109	308
Latvia	2	11	18	2	8	23	3	11	45
Lithuania	34	-5	-	34	16	10	-	-5	21
Total Banking Activities Baltics	105	115	91	105	85	88	86	115	374

OTHER BANKING ACTIVITIES (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Net interest income	90	86	105	90	88	85	98	86	357
Net fee income	27	22	123	27	24	41	22	22	109
Net trading income	7	7	100	7	8	6	3	7	24
Other income	395	205	193	395	224	199	244	205	872
Total income	519	320	162	519	344	331	367	320	1,362
Goodwill impairment charges	-	-	-	-	25	-	-	-	25
Other expenses	430	263	163	430	310	234	280	263	1,087
Expenses	430	263	163	430	335	234	280	263	1,112
Profit before loan impairment charges	89	57	156	89	9	97	87	57	250
Loan impairment charges	-30	-66	-	-30	77	42	114	-66	167
Profit before tax	119	123	97	119	-68	55	-27	123	83
Loans and advances (end of period)	18,835	22,778	83	18,835	17,606	20,560	21,487	22,778	17,606
Allowance acc., total (end of period)	344	843	41	344	1,261	1,119	975	843	1,261
Deposits (end of period)	4,847	3,728	130	4,847	4,291	3,447	3,536	3,728	4,291
Allocated capital (avg.)	1,988	1,597	124	1,988	1,959	2,040	1,931	1,597	1,883
Profit before loan impairment charges as % p.a. of allocated capital	17.9	14.3		17.9	1.8	19.0	18.0	14.3	13.3
Pre-tax profit, % p.a. of alloc. cap. (ROE)	23.9	30.8		23.9	-13.9	10.8	-5.6	30.8	4.4
Cost/income ratio (%)	82.9	82.2		82.9	97.4	70.7	76.3	82.2	81.6

PROFIT BEFORE TAX (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Nordania Leasing	-13	-16	-	-13	-74	-27	-19	-16	-136
Other non-Danish banking activities	132	139	95	132	6	82	-8	139	219
Total Other Banking Activities	119	123	97	119	-68	55	-27	123	83

At January 1, 2010, operating leases were transferred from Banking Activities Denmark to Other Banking Activities. The change had no effect on profit before tax, but caused a transfer of income and expenses of about DKr150m on a quarterly basis from Banking Activities Denmark to Other Banking Activities. Comparative figures have not been restated.


EMPLOYEES
873
TOTAL INCOME
DKr2,207m
PRE-TAX PROFIT
DKr1,612m

Danske Markets

DANSKE MARKETS (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Total income	2,207	7,031	31	2,207	1,663	3,811	4,733	7,031	17,238
Expenses	692	823	84	692	655	622	786	823	2,886
Profit before loan impairment charges	1,515	6,208	24	1,515	1,008	3,189	3,947	6,208	14,352
Loan impairment charges	-97	1,698	-	-97	894	-7	652	1,698	3,237
Profit before tax	1,612	4,510	36	1,612	114	3,196	3,295	4,510	11,115
Due from credit institutions and repo loans (end of period)	410,675	390,241	105	410,675	348,419	484,225	428,929	390,241	348,419
Loans and advances (end of period)	44,674	71,550	62	44,674	47,069	50,691	59,795	71,550	47,069
Allowance account, total (end of period)	4,872	5,010	97	4,872	4,917	4,206	5,902	5,010	4,917
Net trading and investment portfolio (end of period)	399,641	455,878	88	399,641	466,504	423,761	428,991	455,878	466,504
Deposits (end of period)	96,939	180,969	54	96,939	151,613	174,109	153,557	180,969	151,613
Allocated capital (avg.)	3,788	5,351	71	3,788	3,002	3,601	5,056	5,351	4,244
Profit before loan impairment charges as % p.a. of allocated capital	160.0	-		160.0	134.3	-	-	-	-
Pre-tax profit as % p.a. of allocated capital (ROE)	170.2	-		170.2	15.2	-	260.7	-	261.9
Cost/income ratio (%)	31.4	11.7		31.4	39.4	16.3	16.6	11.7	16.7

TOTAL INCOME (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Trading activities	2,013	7,534	27	2,013	1,791	3,194	4,410	7,534	16,929
Group Treasury	119	-589	-	119	-152	567	297	-589	123
Institutional banking	75	86	87	75	24	50	26	86	186
Total Danske Markets	2,207	7,031	31	2,207	1,663	3,811	4,733	7,031	17,238

- Income at a satisfactory, but lower level
- Lower risk taking
- Customer activity still strong

Profit before tax was DKr1.6bn, down DKr2.9bn from the year-earlier figure. The fall resulted from the significantly more stable conditions in the capital markets and lower risk taking.

Customer-driven trading activity in instruments to hedge interest rate and exchange rate risks in particular remained good, although there has been a decline over the past year.

Danske Markets adjusted its position-taking approach to allow for changes in short- and medium-term interest rates and the trend in credit spreads, and this made a positive contribution to trading income. Still, income was lower than in the first quarter of 2009, when trading conditions were unusually favourable.

Danske Markets reduced its interest rate risk during the first quarter of 2010. At the end of the quarter, the Group's VaR was DKr276m.

At DKr0.1bn, Group Treasury income was up DKr0.7bn over the year-earlier figure because of a favourable development in value adjustments.

Value adjustments of the available-for-sale bond portfolio produced a gain of DKr0.2bn in the first quarter of 2010, leaving the accumulated loss recognised directly in shareholders' equity at DKr1.0bn.

Loan impairment charges declined and amounted to a net reversal of DKr0.1bn, against charges of DKr1.7bn in the first quarter of 2009.

Expenses declined 16%, mainly because of lower performance-based compensation to trading activities staff. The fall in performance-based compensation was due both to lower activity and earnings and to the Group's adjustment in 2009 of the measurement and structure of such compensation in accordance with international recommendations.


EMPLOYEES
537
PRE-TAX PROFIT
DKr173m
MARKET SHARE IN
THE NORDIC REGION
11.4%

Danske Capital

DANSKE CAPITAL (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Total income	414	388	107	414	492	373	475	388	1,728
Expenses	238	241	99	238	296	242	235	241	1,014
Profit before loan impairment charges	176	147	120	176	196	131	240	147	714
Loan impairment charges	3	8	38	3	-100	40	6	8	-46
Profit before tax	173	139	124	173	296	91	234	139	760
Loans and advances (end of period)	8,472	19,297	44	8,472	9,993	12,469	16,017	19,297	9,993
Allowance account, total (end of period)	290	358	81	290	297	400	360	358	297
Deposits (end of period)	5,774	6,840	84	5,774	6,235	6,020	6,420	6,840	6,235
Allocated capital (avg.)	323	545	59	323	294	308	352	545	374
Cost/income ratio (%)	57.5	62.1		57.5	60.2	64.9	49.5	62.1	58.7
Assets under management (DKr bn)	561	502	112	561	548	537	509	502	548

- Profit before loan impairment charges up 20%
- Assets under management continued to increase
- Good investment performance and positive net sales

Danske Capital's income rose 7% to DKr414m in the first quarter of 2010, up from DKr388m a year earlier. Danske Capital's Asset Management unit was the main contributor, recording a 26% increase in income over the year-earlier figure.

Danske Bank International Luxembourg's focus on international private banking lifted income. This focus led to a decision to phase out the institutional loan portfolio, causing a DKr28m drop in income relative to the year-earlier figure. Excluding the institutional banking segment in Luxembourg and one-off income in the first quarter of 2009, Danske Capital's income grew 25%.

Expenses matched the level in the first quarter of 2009.

Positive net sales and higher market prices of assets managed by Danske Capital caused assets under management to rise 12% to DKr561bn.

Danske Capital's net sales amounted to DKr12.9bn in the first quarter. Products managed by Asset Management accounted for DKr12.5bn, while net sales of investment products offered by external providers and structured products totalled DKr0.4bn.

Asset Management's net sales of DKr12.5bn consisted of net sales to institutional clients of DKr7.8bn and to retail customers of DKr4.7bn. The 2009 trend of higher net sales to large institutional clients outside Danske Capital's home markets continued in the first quarter of 2010.

Danske Capital maintained its 11.4% market share of unit trust business in the Nordic region. Denmark and Finland remained Danske Capital's most important markets, with market shares of 27.9% and 16.3%, respectively.

In the first quarter of 2010, Danske Capital's unit trust business posted above-benchmark returns in 59% of its funds. Fifty-eight per cent of the bond-based funds and 59% of the equity-based funds delivered above-benchmark returns.

For the second year in a row, the investment research provider Morningstar ranked Danske Invest, a unit of Danske Capital, the best unit trust in equities. Danske Invest also won the highest ranking in four out of ten categories for individual funds.


EMPLOYEES
910
NET INCOME
DKr603m
TOTAL PREMIUMS
DKr6,474m

Danica Pension

DANICA PENSION (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Share of technical provisions	276	272	101	276	278	271	266	272	1,087
Unit-linked business	74	1	-	74	43	56	51	1	151
Health and accident business	-29	-28	-	-29	-41	-21	-7	-28	-97
Return on investments	418	212	197	418	198	485	488	212	1,383
Financing result	-36	-94	-	-36	-41	-50	-62	-94	-247
Extra bonus	-100	-	-	-100	-40	-	-	-	-40
Change in shadow account	-	-272	-	-	1,382	-271	-266	-272	573
Net income from insurance business	603	91	-	603	1,779	470	470	91	2,810
Premiums, insurance contracts	4,784	4,709	102	4,784	4,810	3,833	3,800	4,709	17,152
Premiums, investment contracts	1,690	490	-	1,690	1,297	758	734	490	3,279
Provisions, insurance contracts	227,834	207,220	110	227,834	222,377	221,287	212,927	207,220	222,377
Provisions, investment contracts	17,830	8,918	200	17,830	15,032	13,098	10,989	8,918	15,032
Customer funds, investment assets									
Danica Traditionel	183,461	173,331	106	183,461	181,288	182,252	176,482	173,331	181,288
Danica Balance	15,747	8,216	192	15,747	13,638	11,991	10,052	8,216	13,638
Danica Link	37,131	21,602	172	37,131	32,800	29,786	25,803	21,602	32,800
Allocated capital (avg.)	5,411	5,741	94	5,411	5,775	5,676	5,731	5,741	5,731
Net income as % p.a. of allocated capital	44.6	6.3	-	44.6	123.2	33.1	32.8	6.3	49.0

- Net income from insurance business of DKr0.6bn (an increase of DKr0.5bn)
- Total premiums up 25% to DKr6.5bn
- Premiums outside Denmark up 312% to DKr1.9bn

Net income from insurance business totalled DKr603m, against DKr91m in the first quarter of 2009.

The return on investments had a positive effect on net income in the first quarter of 2010. The return on equity was 2.2%, and the return on customer funds in *Danica Traditionel* was 3.0% (2.1% including changes to insurance provisions resulting from the fall in interest rates), which made it possible for the Group to book its risk allowance. The Group will decide whether to book the DKr0.6bn shadow account balance to income at the end of 2010.

The return on customer funds in the market-based products, *Danica Balance* and *Danica Link*, was DKr1.9bn, or an average rate of return of 5.4% (23.4% p.a.).

Unit-linked business improved significantly on the year-earlier figure. The business volume reached a level at which the income from existing customers exceeded regular expenses.

Net income was adversely affected by the DKr100m special allotment payable to certain policyholders of the former Statsanstalten for Livsforsikring (see Annual Report 2009).

Total premiums rose 25% to DKr6.5bn, mainly because of an increase in premiums in Sweden, while premiums in Denmark fell 1.0%. Regular premiums for market-based products in Denmark grew 8%.

Premiums in Sweden came to DKr1,601m, rising 231% over the year-earlier figure. At DKr326m, premiums in Norway were 139% higher than in the first quarter of 2009. In Ireland, premiums amounted to DKr21m.

The collective bonus potential amounted to DKr4.3bn at the end of March 2010, DKr1.5bn above the level at the beginning of the year.


PRE-TAX PROFIT
DKr218m

Other Activities

OTHER ACTIVITIES (DKr m)	Q1 2010	Q1 2009	Index 10/09	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Full year 2009
Net interest income	70	-1	-	70	82	1	42	-1	124
Net fee income	-4	-4	-	-4	-15	-6	-13	-4	-38
Net trading income	-80	42	-	-80	98	-164	-144	42	-168
Other income	293	19	-	293	164	26	42	19	251
Total income	279	56	-	279	329	-143	-73	56	169
Expenses	61	225	27	61	302	79	188	225	794
Profit before loan impairment charges	218	-169	-	218	27	-222	-261	-169	-625
Loan impairment charges	-	-	-	-	-	-	-	-	-
Profit before tax	218	-169	-	218	27	-222	-261	-169	-625

PROFIT BEFORE TAX (DKr m)									
Real property	88	52	169	88	-96	68	-60	52	-36
Own shares	-64	28	-	-64	67	-195	-224	28	-324
Other, including Group support functions	194	-249	-	194	56	-95	23	-249	-265
Total Other Activities	218	-169	-	218	27	-222	-261	-169	-625

Other Activities covers the Group's real property activities, support functions, and eliminations, including the elimination of returns on own shares and bonds.

In the first three months of 2010, Other Activities recorded a profit before tax of DKr218m, against a loss of DKr169m in the first three months of 2009.

Some customer savings held under pooled schemes and at Danica are invested in Danske Bank shares. In accordance with accounting regulations, the return on the Danske Bank shares must be eliminated in the financial statements, but the return is recognised in the income statement as return on customer savings. The elimination led to an expense of DKr64m in the first quarter of 2010, against income of DKr28m in the year-earlier period.

Other functions, including Group support functions, recognised a profit of DKr194m, against a loss of DKr249m in the year-earlier period. The positive trend was the result of a refund of excess financial services employer tax paid in the years 2001-03 and severance payments in the first quarter of 2009.

Income statement - Danske Bank Group

(DKr m)	Q1 2010	Q1 2009
Interest income	19,922	30,950
Interest expense	10,398	18,119
Net interest income	9,524	12,831
Fee income	2,800	2,373
Fee expenses	853	728
Net trading income	2,558	939
Other income	1,319	904
Net premiums	4,615	4,527
Net insurance benefits	7,715	3,476
Income from associated undertakings	77	77
Profit on sale of associated and group undertakings	-	-
Staff costs and administrative expenses	5,872	6,332
Amortisation, depreciation and impairment charges	789	804
Profit before loan impairment charges	5,664	10,311
Loan impairment charges	4,273	7,981
Profit before tax	1,391	2,330
Tax	622	777
Net profit for the period	769	1,553

Portion attributable to		
Shareholders of Danske Bank A/S (the Parent Company)	769	1,567
Minority interests	-	-14
Net profit for the period	769	1,553
Earnings per share (DKr)	1.1	2.3
Diluted earnings per share (DKr)	1.1	2.3
Proposed dividend per share (DKr)	-	-

Statement of comprehensive income - Danske Bank Group

(DKr m)	Q1 2010	Q1 2009
Net profit for the period	769	1,553
Other comprehensive income		
Translation of non-Danish units	189	138
Non-Danish unit hedges	-269	-24
Unrealised value adjustments of available-for-sale financial assets	210	-651
Realised value adjustments of available-for-sale financial assets	22	34
Tax on other comprehensive income	3	160
Total other comprehensive income	155	-343
Total comprehensive income for the period	924	1,210

	Q1 2010	Q1 2009
Portion attributable to		
Shareholders of the Parent Company	924	1,224
Minority interests	-	-14
Total comprehensive income for the period	924	1,210

Balance sheet - Danske Bank Group

(DKr m)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2009
ASSETS			
Cash in hand and demand deposits with central banks	25,352	33,714	29,056
Due from credit institutions and central banks	231,222	202,356	206,842
Trading portfolio assets	665,664	620,052	719,675
Investment securities	118,053	118,979	146,488
Loans and advances	1,150,125	1,127,142	1,274,664
Loans and advances at fair value	695,096	688,473	679,220
Assets under pooled schemes and unit-linked investment contracts	52,495	45,909	34,431
Assets under insurance contracts	207,112	196,944	182,403
Holdings in associated undertakings	1,182	1,086	977
Intangible assets	22,924	23,037	24,981
Investment property	5,174	4,948	4,540
Tangible assets	8,456	8,800	9,045
Current tax assets	1,905	2,274	2,052
Deferred tax assets	2,305	2,120	1,585
Other assets	21,446	22,643	27,674
Total assets	3,208,511	3,098,477	3,343,633
LIABILITIES			
Due to credit institutions and central banks	330,232	311,169	451,125
Trading portfolio liabilities	468,012	380,567	514,475
Deposits	820,299	859,580	843,110
Bonds issued by Realkredit Danmark	550,303	517,055	511,118
Deposits under pooled schemes and unit-linked investment contracts	58,270	53,133	40,808
Liabilities under insurance contracts	230,808	223,876	208,972
Other issued bonds	517,394	514,601	562,128
Current tax liabilities	568	1,197	1,015
Deferred tax liabilities	5,377	5,391	2,565
Other liabilities	44,128	51,247	50,783
Subordinated debt	81,471	80,002	58,027
Total liabilities	3,106,862	2,997,818	3,244,126
SHAREHOLDERS' EQUITY			
Share capital	6,988	6,988	6,988
Foreign currency translation reserve	-264	-184	-176
Reserve for available-for-sale financial assets	-997	-1,229	-2,554
Retained earnings	95,922	95,084	95,249
Proposed dividends	-	-	-
Shareholders of Danske Bank A/S (the Parent Company)	101,649	100,659	99,507
Minority interests	-	-	-
Total shareholders' equity	101,649	100,659	99,507
Total liabilities and equity	3,208,511	3,098,477	3,343,633

Statement of capital - Danske Bank Group

(DKr m)

Changes in shareholders' equity

	Shareholders of Danske Bank A/S (the Parent Company)							
	Share capital	Foreign currency translation reserve	Available-for-sale assets	Retained earnings	Proposed dividends	Total	Minority interests	Total
Shareholders' equity at January 1, 2010	6,988	-184	-1,229	95,084	-	100,659	-	100,659
Net profit for the period	-	-	-	769	-	769	-	769
Other comprehensive income								
Translation of non-Danish units	-	189	-	-	-	189	-	189
Non-Danish unit hedges	-	-269	-	-	-	-269	-	-269
Unrealised value adjustments of available-for-sale financial assets	-	-	210	-	-	210	-	210
Realised value adjustments of available-for-sale financial assets	-	-	22	-	-	22	-	22
Tax on other comprehensive income	-	-	-	3	-	3	-	3
Total other comprehensive income	-	-80	232	3	-	155	-	155
Total comprehensive income for the period	-	-80	232	772	-	924	-	924
Dividends paid	-	-	-	-	-	-	-	-
Acquisition of own shares	-	-	-	-5,166	-	-5,166	-	-5,166
Sale of own shares	-	-	-	5,259	-	5,259	-	5,259
Share-based payments	-	-	-	3	-	3	-	3
Tax on entries on shareholders' equity	-	-	-	-30	-	-30	-	-30
Shareholders' equity at March 31, 2010	6,988	-264	-997	95,922	-	101,649	-	101,649
Shareholders' equity at January 1, 2009	6,988	-290	-1,937	93,464	-	98,225	22	98,247
Net profit for the period	-	-	-	1,567	-	1,567	-14	1,553
Other comprehensive income								
Translation of non-Danish units	-	138	-	-	-	138	-	138
Non-Danish unit hedges	-	-24	-	-	-	-24	-	-24
Unrealised value adjustments of available-for-sale financial assets	-	-	-651	-	-	-651	-	-651
Realised value adjustments of available-for-sale financial assets	-	-	34	-	-	34	-	34
Tax on other comprehensive income	-	-	-	160	-	160	-	160
Total other comprehensive income	-	114	-617	160	-	-343	-	-343
Total comprehensive income for the period	-	114	-617	1,727	-	1,224	-14	1,210
Dividends paid	-	-	-	-	-	-	-8	-8
Acquisition of own shares	-	-	-	-2,933	-	-2,933	-	-2,933
Sale of own shares	-	-	-	2,975	-	2,975	-	2,975
Share-based payments	-	-	-	9	-	9	-	9
Tax on entries on shareholders' equity	-	-	-	7	-	7	-	7
Shareholders' equity at March 31, 2009	6,988	-176	-2,554	95,249	-	99,507	-	99,507

Through the Private Contingency Association, Danske Bank participates in the Danish state guarantee under the Act on Financial Stability adopted by the Danish parliament on October 10, 2008. The guarantee prohibits dividend payments and share buybacks by the participating banks until the guarantee expires on September 30, 2010. From October 1, 2010, and for as long as the Danish state holds hybrid capital in Danske Bank, the Group may distribute dividends if such dividends can be paid in full out of the profit for the year.

	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2009
Share capital (DKr)	6,988,042,760	6,988,074,760	6,988,042,760
Number of shares	698,804,276	698,804,276	698,804,276
Number of shares outstanding	691,357,426	690,155,326	691,932,764
Average number of shares outstanding, including dilutive shares	691,037,189	689,697,409	690,962,086

Statement of capital – Danske Bank Group

(DKr m)	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2009
Solvency			
Shareholders' equity	101,649	100,659	99,507
Revaluation of domicile property	1,281	1,275	1,362
Pension obligations at fair value	-1,148	-1,155	-172
Tax effect	289	262	-30
Minority interests	3,069	2,984	2,992
Shareholders' equity calculated in accordance with the rules of the Danish FSA	105,140	104,025	103,659
Proposed dividends	-	-	-
Intangible assets of banking operations	-23,025	-23,140	-25,082
Deferred tax assets	-2,465	-2,223	-1,433
Deferred tax on intangible assets	1,195	1,229	1,362
Revaluation of real property	-752	-753	-874
Core tier 1 capital, excluding hybrid capital	80,093	79,138	77,632
Hybrid capital	41,516	41,099	13,700
Difference between expected losses and impairment charges	-	-	-
Statutory deduction for insurance subsidiaries	-2,380	-2,308	-2,539
Other statutory deductions	-	-	-20
Total tier 1 capital	119,229	117,929	88,773
Subordinated debt, excluding hybrid capital	32,174	31,969	35,254
Hybrid capital	-	-	1,523
Revaluation of real property	752	753	874
Difference between expected losses and impairment charges	-	-	3,266
Statutory deduction for insurance subsidiaries	-2,380	-2,308	-2,539
Other statutory deductions	-	-	-20
Capital base	149,775	148,343	127,131
Risk-weighted assets	837,833	834,242	984,406
Core tier 1 capital ratio, excluding hybrid capital (%)	9.6	9.5	7.9
Tier 1 capital ratio (%)	14.2	14.1	9.0
Solvency ratio (%)	17.9	17.8	12.9

The solvency and tier 1 capital ratios are calculated in accordance with the Capital Requirements Directive. Risk-weighted assets calculated under the Basel I rules amounted to DKr1,352,938m at March 31, 2010. The ICAAP result, taking the transitional rules into consideration, was DKr86,588m, equal to 80% of the capital requirement of 8% of risk-weighted assets.

Cash flow statement - Danske Bank Group

(DKr m)	Q1 2010	Q1 2009
Cash flow from operations		
Profit before tax	769	1,553
Adjustment for non-cash operating items	2,330	8,734
Cash flow from operations	21,455	14,699
Total	24,554	24,986
Cash flow from investing activities		
Acquisition/sale of businesses	-	-
Acquisition/sale of own shares	93	42
Acquisition of intangible assets	-71	-75
Acquisition/sale of tangible assets	-416	-584
Total	-394	-617
Cash flow from financing activities		
Changes in subordinated debt and hybrid capital	-	-1,118
Dividends	-	-
Other income	-	-
Change in minority interests	-	-22
Total	-	-1,140
Cash and cash equivalents at January 1	225,788	202,728
Change in cash and cash equivalents	24,160	23,229
Cash and cash equivalents at March 31	249,948	225,957

Notes - Danske Bank Group

Note

1 **Significant accounting policies**

The Danske Bank Group's interim report for the first quarter of 2010 has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, and additional Danish disclosure requirements for interim reports of listed financial institutions.

The Group has not changed its significant accounting policies from those followed in Annual Report 2009, which provides a full description of the Group's significant accounting policies.

Critical accounting policies

Management's estimates and assumptions of future events that will significantly affect the carrying amounts of assets and liabilities underlie the preparation of the consolidated financial statements. The estimates and assumptions that are deemed critical to the consolidated financial statements are

- the fair value measurement of financial instruments
- the measurement of loans and advances
- the measurement of goodwill
- the measurement of liabilities under insurance contracts and defined benefit pension plans

The estimates and assumptions are based on premises that management finds reasonable but that are inherently uncertain and unpredictable. The premises may be incomplete, unexpected future events or situations may occur, and other people may make other estimates.

Fair value measurement of financial instruments

Measurements of financial instruments for which prices are quoted in an active market or which are based on generally accepted models employing observable market data are not subject to critical estimates.

Measurements of financial instruments that are only to a limited extent based on observable market data, such as unlisted shares and certain bonds for which there is not an active market, are subject to estimates.

Measurement of loans and advances

The Group makes impairment charges to account for impairment of loans and advances that occurs after initial recognition. Impairment charges consist of individual and collective charges and rely on a number of estimates, including identification of loans or portfolios of loans with objective evidence of impairment, expected future cash flows and expected value of collateral.

Measurement of goodwill

Goodwill on acquisition is tested for impairment at least once a year. Impairment testing requires that management estimate future cash flows from acquired units. A number of factors affect the value of such cash flows, including discount rates, changes in the real economy, customer behaviour, competition and other variables.

Measurement of liabilities under insurance contracts and defined benefit pension plans

The calculation of liabilities under insurance contracts and defined benefit pension plans is based on a number of actuarial computations that rely on assumptions about a number of variables, including mortality and disability rates and pay increases. The liabilities are also affected by the discount rate.

Annual Report 2009 and Risk Management 2009 provide a detailed description of the Group's significant risks and the external factors that may affect the Group.

Standards and interpretations not yet in force

The International Accounting Standards Board (IASB) has issued a number of international accounting standards that have not yet come into force. Similarly, the International Financial Reporting Interpretations Committee (IFRIC) has issued a number of interpretations that have not yet come into force.

None of these is expected to materially affect the Group's future financial reporting.

In November 2009, the IASB published IFRS 9, Financial Instruments. This version of the standard is the first step to replace the requirements of IAS 39 by the end of 2010. The first phase of IFRS 9 addresses only the classification and measurement of financial assets, while the next phases will include requirements for the measurement and recognition of financial liabilities, impairment methodology and guidelines for hedge accounting and derecognition.

The EU has decided to postpone adoption of the standard until the details of the next phases are known.

The standard is scheduled for implementation on January 1, 2013, at the latest.

Under IFRS 9, financial assets are classified on the basis of the business model adopted for managing the assets and their contractual cash flow characteristics. Assets held with the objective of collecting contractual cash flows that are solely payments of principal and interest on the principal amount outstanding are measured at amortised cost. Other assets are measured at fair value through profit or loss. The fair value of equities may always be adjusted through comprehensive income, however, and, satisfying certain requirements, a business may opt for fair value adjustment of its loans, advances, etc.

The Group does not expect IFRS 9 to materially affect the measurement of its financial assets, although the standard does not allow classification of bonds as available-for-sale assets. Such instruments are measured at amortised cost or fair value through profit or loss. Meaningful classification and measurement of financial assets are not possible without information about the future content of IFRS 9 to clarify overall accounting effects of the standard and the time of implementation.

Notes – Danske Bank Group

Note (DKr m)

2 **Business segments Q1 2010**

	Banking Activities	Danske Markets	Danske Capital	Danica Pension	Other	Eliminations	Total	Reclassification	Highlights
Net interest income	5,900	1,797	37	1,667	71	52	9,524	-3,517	6,007
Net fee income	1,687	36	365	-137	-4	-	1,947	101	2,048
Net trading income	242	264	10	2,175	-18	-115	2,558	-179	2,379
Other income	755	4	2	230	346	-18	1,319	-269	1,050
Net premiums	-	-	-	4,615	-	-	4,615	-4,615	-
Net insurance benefits	-	-	-	7,715	-	-	7,715	-7,715	-
Income from equity investments	-	106	-	6	-34	-1	77	-77	-
Net income from insurance business	-	-	-	-	-	-	-	603	603
Total income	8,584	2,207	414	841	361	-82	12,325	-238	12,087
Expenses	5,432	692	238	238	79	-18	6,661	-238	6,423
Profit before loan impairment charges	3,152	1,515	176	603	282	-64	5,664	-	5,664
Loan impairment charges	4,367	-97	3	-	-	-	4,273	-	4,273
Profit before tax	-1,215	1,612	173	603	282	-64	1,391	-	1,391
Loans and advances, excluding reverse transactions	1,634,527	39,802	8,200	-	6,566	-23,327	1,665,768	-	1,665,768
Other assets	465,503	5,001,964	16,036	266,381	173,082	-4,380,223	1,542,743	-	1,542,743
Total assets	2,100,030	5,041,766	24,236	266,381	179,647	-4,403,549	3,208,511	-	3,208,511
Deposits, excluding repo deposits	669,005	96,939	5,774	-	9,917	-18,103	763,532	-	763,532
Other liabilities	1,363,626	4,941,039	18,139	260,970	145,003	-4,385,447	2,343,330	-	2,343,330
Allocated capital	67,399	3,788	323	5,411	24,728	-	101,649	-	101,649
Total liabilities and equity	2,100,030	5,041,766	24,236	266,381	179,647	-4,403,549	3,208,511	-	3,208,511
Internal income	1,001	3,463	34	59	-4,556	-	-		
Amortisation and depreciation charges	590	1	10	-	188	-	789		
Impairment charges for intangible and tangible assets	-	-	-	-	-	-	-		
Reversals of impairment charges	-	-	-	-	-	-	-		
Pre-tax profit as % p.a. of allocated capital (avg.)	-7.2	170.2	214.2	44.6	4.6	0.0	5.5		
Cost/income ratio (%)	63.3	31.4	57.5	28.3	21.9	0.0	54.0		
Full-time-equivalent staff (avg.)	13,699	873	538	912	5,917	0	21,939		

In its financial highlights, the Group recognises earnings contributed by Danske Markets as net trading income and earnings contributed by Danica Pension as net income from insurance business. The Reclassification column shows the adjustments made to the detailed figures in the calculation of the highlights.

Internal income and expenses are allocated to the individual segments on an arm's-length basis. Liquidity expenses are allocated on the basis of a maturity analysis of loans and deposits. Prices are based on interbank rates and funding spreads.

Notes – Danske Bank Group

Note (DKr m)

2 Business segments Q1 2009

(cont'd)

	Banking Activities	Danske Markets	Danske Capital	Danica Pension	Other	Eliminations	Total	Reclassification	Highlights
Net interest income	7,148	3,613	80	1,925	-2	67	12,831	-5,604	7,227
Net fee income	1,494	17	272	-135	-3	-	1,645	118	1,763
Net trading income	373	3,317	33	-2,760	15	-39	939	6,540	7,479
Other income	626	1	3	251	39	-16	904	-257	647
Net premiums	-	-	-	4,527	-	-	4,527	-4,527	-
Net insurance benefits	-	-	-	3,476	-	-	3,476	-3,476	-
Income from equity investments	-	83	-	-1	-5	-	77	-77	-
Net income from insurance business	-	-	-	-	-	-	-	91	91
Total income	9,641	7,031	388	331	44	12	17,447	-240	17,207
Expenses	5,607	823	241	240	241	-16	7,136	-240	6,896
Profit before loan impairment charges	4,034	6,208	147	91	-197	28	10,311	-	10,311
Loan impairment charges	6,275	1,698	8	-	-	-	7,981	-	7,981
Profit before tax	-2,241	4,510	139	91	-197	28	2,330	-	2,330
Loans and advances, excluding reverse transactions	1,699,420	66,541	18,984	-	1,412	-15,872	1,770,485	-	1,770,485
Other assets	357,715	4,773,689	16,067	232,878	217,507	-4,024,708	1,573,148	-	1,573,148
Total assets	2,057,135	4,840,230	35,051	232,878	218,919	-4,040,580	3,343,633	-	3,343,633
Deposits, excluding repo deposits	610,598	180,969	6,840	-	6,534	-8,492	796,449	-	796,449
Other liabilities	1,374,210	4,653,910	27,666	227,137	196,842	-4,032,088	2,447,677	-	2,447,677
Allocated capital	72,327	5,351	545	5,741	15,543	-	99,507	-	99,507
Total liabilities and equity	2,057,135	4,840,230	35,051	232,878	218,919	-4,040,580	3,343,633	-	3,343,633
Internal income	2,226	6,232	107	710	-9,274	-	-		
Amortisation and depreciation charges	556	1	10	-	237	-	804		
Impairment charges for intangible and tangible assets	-	-	-	-	-	-	-		
Reversals of impairment charges	-	-	-	-	-	-	-		
Pre-tax profit as % p.a. of allocated capital (avg.)	-12.4	-	102.0	6.3	-5.1	-	9.4		
Cost/income ratio (%)	58.2	11.7	62.1	72.5	-	-	40.9		
Full-time-equivalent staff (avg.)	13,917	916	572	960	6,972	-	23,337		

In its financial highlights, the Group recognises earnings contributed by Danske Markets as net trading income and earnings contributed by Danica Pension as net income from insurance business. The Reclassification column shows the adjustments made to the detailed figures in the calculation of the highlights.

Notes – Danske Bank Group

Note	(DKr m)									
3	**Banking Activities Q1 2010, geographical breakdown**	Denmark	Finland	Sweden	Norway	Northern Ireland	Ireland	Baltics	Other	Total
	Net interest income	3,421	570	538	589	296	274	122	90	5,900
	Net fee income	986	279	167	89	73	26	40	27	1,687
	Net trading income	96	20	32	32	18	11	26	7	242
	Other income	124	88	11	122	10	1	4	395	755
	Total income	4,627	957	748	832	397	312	192	519	8,584
	Expenses	2,789	818	372	459	262	215	87	430	5,432
	Profit before loan impairment charges	1,838	139	376	373	135	97	105	89	3,152
	Loan impairment charges	2,790	125	103	32	120	1,089	138	-30	4,367
	Profit before tax	-952	14	273	341	15	-992	-33	119	-1,215
	Loans and advances	1,005,514	156,970	175,356	155,703	50,030	75,599	26,142	18,835	1,664,149
	Credit exposure	1,087,318	189,724	216,867	190,204	50,415	70,302	28,289	39,823	1,872,942
	Allowance account	16,662	2,580	1,324	1,492	2,141	8,093	3,092	344	35,728

Banking Activities Q1 2009, geographical breakdown	Denmark	Finland	Sweden	Norway	Northern Ireland	Ireland	Baltics	Other	Total
Net interest income	4,211	921	456	666	326	339	143	86	7,148
Net fee income	854	263	130	90	70	33	32	22	1,494
Net trading income	233	13	21	49	-	15	35	7	373
Other income	224	84	9	97	2	2	3	205	626
Total income	5,522	1,281	616	902	398	389	213	320	9,641
Expenses	3,028	879	341	451	316	231	98	263	5,607
Profit before loan impairment charges	2,494	402	275	451	82	158	115	57	4,034
Loan impairment charges	2,885	385	297	297	445	1,473	559	-66	6,275
Profit before tax	-391	17	-22	154	-363	-1,315	-444	123	-2,241
Loans and advances	1,034,386	169,178	174,973	154,541	49,694	80,035	29,852	22,778	1,715,437
Credit exposure	1,133,249	206,244	215,443	188,578	52,627	80,393	32,009	73,287	1,981,830
Allowance account	8,251	1,661	976	1,110	1,080	3,269	966	843	18,156

The table above breaks down the Group's banking activities by country.

At January 1, 2010, operating leases were transferred from Danske Leasing to Nordania Leasing as part of the organisational division. This caused a transfer of income and expenses of about DKr150m on a quarterly basis from Banking Activities Denmark to Other Banking Activities. Comparative figures have not been restated.

Notes – Danske Bank Group

Note (DKr m)

4 **Impairment testing**

Economic trends in the Group's markets did not warrant an update of the impairment test made at the end of 2009. The test assumes a gradual improvement of the global economy and normalisation of earnings over the coming years. In case of a deeper or more protracted recession, capitalised intangible assets may be further impaired.

	Dec. 31, 2009	Jan. 1-Mar. 31, 2010		Mar. 31, 2010
	Goodwill and rights to names	Impairment charges	Foreign currency translation	Goodwill and rights to names
Banking Activities Finland	11,653	-	5	11,658
Banking Activities Baltics	2,061	-	-	2,061
Banking Activities Northern Ireland	1,890	-	31	1,921
Danske Markets	1,164	-	-	1,164
Danske Capital	1,815	-	2	1,817
Others	130	-	8	138
Total	18,713	-	46	18,759

Annual Report 2009 contains a detailed description of models and sensitivities.

Notes - Danske Bank Group

Note (DKr m)

5 **Contingent liabilities**

The Group uses a variety of loan-related financial instruments to meet the financial requirements of its customers. These include loan offers and other credit facilities, guarantees and instruments that are not recognised on the balance sheet.

	Mar. 31, 2010	Dec. 31, 2009	Mar. 31, 2009
Guarantees			
Financial guarantees	10,948	9,972	10,354
Mortgage finance guarantees	2,148	2,215	2,302
Loss guarantee for the Private Contingency Association	4,264	4,727	6,083
Other guarantees	67,553	69,911	80,235
Total	84,913	86,825	98,974
Other contingent liabilities			
Irrevocable loan commitments shorter than 1 year	42,553	48,289	52,270
Irrevocable loan commitments longer than 1 year	123,141	124,406	112,282
Other obligations	1,047	1,173	1,027
Total	166,741	173,868	165,579

In addition, the Group has granted credit facilities in relation to credit cards and overdraft facilities that can be terminated at short notice. At the end of March 2010, such unutilised credit facilities amounted to DKr144,747m (at the end of 2009: DKr141,841m).

Owing to its business volume, the Danske Bank Group is continually a party to various lawsuits. In view of its size, the Group does not expect the outcomes of the cases pending to have any material effect on its financial position.

A limited number of employees are employed under terms which grant them, if dismissed before reaching normal their retirement age, an extraordinary severance and/or pension payment in excess of their entitlement under ordinary terms of employment.

Together with the majority of Danish banks, Danske Bank participates through the Private Contingency Association in the Danish state guarantee under the Act on Financial Stability adopted by the Danish parliament on October 10, 2008. The scheme runs from October 5, 2008, to September 30, 2010, and includes an unconditional state guarantee for the obligations of Danish banks, except for subordinated debt and covered bonds.

Each bank's share of the state guarantee commission and the commitment to cover losses is calculated on the basis of the part of the bank's capital base that can be allocated to activities covered by the guarantee. Danske Bank's share is one third of the total amount, or an annual guarantee commission of around DKr2.5bn and a remaining commitment to cover losses of DKr4.2bn. Of the latter amount, DKr3.3bn becomes payable only if the Danish financial sector's need for capital exceeds DKr25bn. At the end of March 2010, total provisions for this commitment amounted to DKr2.4bn.

Notes – Danske Bank Group

(DKr m)

Risk management

For a detailed description of the Danske Bank Group's risk management practices, see Annual Report 2009 and Risk Management 2009. Both publications are available at www.danskebank.com/ir.

Credit exposure

	Mar. 31, 2010	Dec. 31, 2009
Credit exposure relating to lending activities		
Balance sheet items:		
Demand deposits with central banks	16,865	23,929
Due from credit institutions and central banks	231,222	202,356
Loans and advances (excl. repo loans)	970,672	981,079
Repo loans	179,453	146,063
Loans and advances at fair value	695,096	688,473
Off-balance-sheet items:		
Guarantees	84,913	86,825
Loan commitments < 1 year	42,553	48,289
Loan commitments > 1 year	123,141	124,406
Total credit exposure relating to lending activities	2,343,915	2,301,420
Credit exposure relating to trading and investing activities		
Balance sheet items:		
Trading portfolio assets	665,664	620,052
Investment securities	118,053	118,979
Off-balance-sheet items:		
Other unutilised commitments	1,047	1,173
Total credit exposure relating to trading and investing activities	784,764	740,204
Total credit exposure	3,128,679	3,041,624

Notes – Danske Bank Group

(DKr m)

Impairment charges
The allowance account includes all impairment charges for loans and advances, loans and advances at fair value, amounts due from credit institutions and central banks, and irrevocable loan commitments and guarantees.

Individual impairment charges comprise charges for credit facilities in rating categories 10 and 11. Credit facilities in the other rating categories are subject to collective impairment testing.

Allowance account broken down by segment and type of impairment

						Impairment charges	
	Personal customers	Commercial customers	Financial customers	Governments	Allowance account, total	Individual	Collective
At January 1, 2009	1,684	9,462	4,704	8	15,858	11,190	4,668
New impairment charges	3,736	18,146	7,146	-	29,028	26,357	2,671
Reversals of impairment charges from previous periods	227	1,459	2,145	8	3,839	627	3,212
Write-offs debited to allowance account	1,022	1,845	1,603	-	4,470	4,470	-
Foreign currency translation	33	193	137	-	363	76	287
Other items	25	118	12	-	155	155	-
At December 31, 2009	4,229	24,615	8,251	-	37,095	32,681	4,414
New impairment charges	2,155	4,390	670	-	7,215	5,766	1,449
Reversals of impairment charges from previous periods	557	2,181	270	-	3,008	2,210	798
Write-offs debited to allowance account	275	471	201	-	947	947	-
Foreign currency translation	22	176	312	-	510	477	33
Other items	-7	23	9	-	25	25	-
At March 31, 2010	5,567	26,552	8,771	-	40,890	35,792	5,098

Collective impairment charges include charges made upon the up- or downgrading of customers. If all customers were downgraded one rating category with no corresponding interest rate change, collective impairment charges would increase by about DKr5.5bn.

If the value of collateral provided by customers in rating categories 10 and 11 decreased by 10%, individual impairment charges would increase by about DKr3bn.

Allowance account broken down by balance sheet item

	Mar. 31, 2010	Dec. 31, 2009
Due from credit institutions and central banks	112	113
Loans and advances	35,874	32,645
Loans and advances at fair value	1,769	1,660
Other liabilities	3,135	2,677
Total	40,890	37,095

Loan impairment charges

	Q1 2010	Q1 2009
New and increased impairment charges	7,215	9,771
Reversals of impairment charges	3,008	1,928
Write-offs charged directly to income statement	172	128
Received on claims previously written off	179	64
Interest income, effective interest method	73	74
Total	4,273	7,981

Statement by the management

The Board of Directors and the Executive Board (the management) have considered and approved the interim report of the Danske Bank Group for the period starting on January 1, 2010, and ending on March 31, 2010.

The interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU. Furthermore, the interim report has been prepared in accordance with additional Danish disclosure requirements for interim reports of listed financial institutions.

In our opinion, the interim financial statements give a true and fair view of the Group's assets, liabilities, shareholders' equity and financial position at March 31, 2010, and of the results of the Group's operations and the consolidated cash flows for the period starting on January 1, 2010, and ending on March 31, 2010. Moreover, in our opinion, the management's report includes a fair review of developments in the Group's operations and financial position and describes the significant risks and uncertainty factors that may affect the Group.

Copenhagen, May 4, 2010

Executive Board

Peter Straarup
Chairman

Tonny Thierry Andersen
Chief Financial Officer

Thomas F. Borgen
Member of the
Executive Board

Sven Lystbæk
Member of the
Executive Board

Per Skovhus
Member of the
Executive Board

Board of Directors

Alf Duch-Pedersen
Chairman

Eivind Kolding
Vice Chairman

Ole Gjessø Andersen

Michael Fairey

Peter Højland

Mats Jansson

Sten Scheibye

Majken Schultz

Claus Vastrup

Birgit Aagaard-Svendsen

Susanne Arboe

Helle Brøndum

Carsten Eilertsen

Charlotte Hoffmann

Per Alling Toubro

Auditors' review reports

Internal Audit's review report

We have reviewed the interim report of the Danske Bank Group for the period starting on January 1, 2010, and ending on March 31, 2010.

Scope of review
A review of interim reports consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than the scope of an audit and therefore provides less assurance that we will become aware of all significant matters that might be identified in an audit. We have not conducted an audit, and, accordingly, we express no audit opinion.

Opinion
Based on our review, nothing has come to our attention that causes us to believe that the interim report has not been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, and additional Danish disclosure requirements for interim reports of listed financial institutions.

Copenhagen, May 4, 2010

Jens Peter Thomassen
Group Chief Auditor

Independent Auditors' review report

To the shareholders of Danske Bank A/S

We have reviewed the interim financial statements of the Danske Bank Group for the period starting on January 1, 2010, and ending on March 31, 2010, which comprise the income statement, statement of comprehensive income, balance sheet, statement of capital, cash flow statement and notes. The interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, and Danish disclosure requirements for listed financial institutions.

Management is responsible for the preparation and presentation of the interim financial statements. Our responsibility is to express a conclusion on the interim financial statements based on our review.

Scope of review
We conducted our review in accordance with the Danish Standard on Auditing RS 2410, Review of Interim Financial Information Performed by the Independent Auditor. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than the scope of an audit conducted in accordance with Danish Standards on Auditing and therefore provides less assurance that we will become aware of all significant matters that might be identified in an audit. We have not conducted an audit, and, accordingly, we express no audit opinion.

Opinion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements have not been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU, and Danish disclosure requirements for listed financial institutions.

Copenhagen, May 4, 2010

KPMG
Statsautoriseret Revisionspartnerselskab

Per Gunslev   Lars Rhod Søndergaard
State Authorised Public Accountants

Copenhagen, May 4, 2010

Grant Thornton
Statsautoriseret Revisionsaktieselskab

Ole Fabricius   Christian F. Jakobsen
State Authorised Public Accountants

Supplementary information

Conference call
Danske Bank will hold a conference call on May 4, 2010, upon the presentation of its interim report for the first quarter of 2010. The conference call is scheduled for 2.30pm CET and will be webcast live at www.danskebank.com.

Financial calendar

August 10, 2010	Interim Report – First Half 2010
November 2, 2010	Interim Report – First Nine Months 2010
February 10, 2011	Annual Report 2010
March 29, 2011	Annual general meeting
May 10, 2011	Interim Report – First Quarter 2011

Contacts

Peter Straarup, Chairman of the Executive Board	+45 45 14 60 01
Tonny T. Andersen, Chief Financial Officer	+45 45 14 07 07
Martin Gottlob, Head of Investor Relations	+45 45 14 07 92

Useful links

Danske Bank Group	www.danskebank.com
Banking Activities Denmark	www.danskebank.dk
Banking Activities Finland	www.sampobank.com
Banking Activities Sweden	www.danskebank.se
Banking Activities Norway	www.fokus.no
Banking Activities Northern Ireland	www.northernbank.co.uk
Banking Activities Ireland	www.nationalirishbank.ie
Realkredit Danmark	www.rd.dk
Danske Capital	www.danskecapital.com
Danica Pension	www.danicapension.dk

For more information, see Danske Bank's interactive accounts at www.danskebank.com/interactiveaccounts.